Exhibit 99.2

INTERIM REPORT JANUARY – JUNE 2015

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THE BEST-RUN BUSINESS RUN SAP®

TABLE OF CONTENTS

INTERIM REPORT JANUARY — JUNE 2015

STOCK

SAP SE common stock is listed on the Frankfurt Stock Exchange as well as on a number of other German exchanges. On the New York Stock Exchange (NYSE), SAP American depositary receipts (ADRs), each representing one common share, trade under the symbol SAP. SAP is a component of the DAX (the index of 30 German blue chip companies) and the Dow Jones EURO STOXX 50. We use the S&P North American Technology Software Index for comparison purposes.

Key Facts About SAP Stock / SAP ADRs

Listings
Germany	Berlin, Frankfurt, Stuttgart
United States (ADR)	New York Stock Exchange
IDs and Symbols
WKN/ISIN	716460/DE0007164600
NYSE (ADR)	803054204 (CUSIP )
Reuters	SAPG.F or .DE
Bloomberg	SAP GR
Weight (%) in Indices on 6/30/2015
DAX 30	6.5%
Prime All Share	4.9%
CDAX	5.1%
HDAX	5.2%
Dow Jones STOXX 50	1.6%
Dow Jones EURO STOXX 50	2.7%

In a market environment shaped by the Greek debt crisis, SAP stock slightly outperformed the benchmark indexes. Ex-dividend, SAP stock slipped 7.3%, while the DAX 30 retreated 8.5% and the EURO STOXX 50 ceded 7.4% in the second quarter.

Having closed at €67.53 on the Xetra system on March 31, 2015, by April 10 SAP stock had climbed beyond the €69.00 mark in a favorable market. On the same day, the DAX registered its all-time highest level of 12,374.73. SAP stock made further gains after we announced our first-quarter numbers on April 21: On April 27, the stock reached €70.72. Only once, on March 7, 2000, had it ever closed higher. However, the stock markets slid at the end of the month on disappointing U.S. economic indicators and a stronger euro.

During the remainder of the quarter, the price of SAP stock moved broadly together with general sentiment, which was unsettled by fears of Greek insolvency and became increasingly volatile. In the second half of May, the uncertainty surrounding Greek treasury debt triggered a retreat on the market, which by June 15 had driven the DAX below 11,000 for the first time in four months. SAP stock had fallen back to €63.99 by June 19. The ex-dividend markdown after the Annual General Meeting of Shareholders on May 20 – at which shareholders approved a dividend of €1.10 per share – put additional pressure on SAP stock during this period. With Greek debt worries growing more acute, SAP stock declined to its lowest point in the quarter, at €62.60, as business closed for the month.

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Capital Stock

SAP’s capital stock on June 30, 2015, was €1,228,504,232 (December 31, 2014: €1,228,504,232). It is issued as 1,228,504,232 no-par shares, each with an attributable value of €1 in relation to the capital stock.

Market Capitalization

With the Xetra closing price at €62.60 on the last trading day of the first six months of the year, SAP’s market capitalization was €76.9 billion based on 1,228,504,232 million outstanding shares. SAP was therefore the fifth-largest DAX company based on market capitalization.

Deutsche Börse uses the free-float factor to weight companies in the DAX. The proportion of SAP stock in free-float stood at 74.5% on June 30, 2015 (at 74.6% on December 31, 2014). Based on this free-float factor, our free-float market capitalization was approximately €57.3 billion. When measured by our free-float market capitalization, SAP was the sixth-largest company listed on the DAX at the end of the second quarter.

For more information about the SAP stock, see the SAP Web site at www.sap.com/investor.

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Introductory Notes

This interim group report meets the requirements of German Accounting Standard No. 16 “Zwischenberichterstattung” (DRS 16). We prepared the financial data in the Half-Year Financial Report (Unaudited) section for SAP SE and its subsidiaries in accordance with International Financial Reporting Standards (IFRS). In doing so, we observed the IFRS both as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union (EU). This does not apply to numbers expressly identified as non-IFRS. For additional IFRS and non-IFRS information, see the Supplementary Financial Information (Unaudited) section.

This interim group report complies with the legal requirements in accordance with the German Securities Trading Act (Wertpapierhandelsgesetz, WpHG) for a half-year financial report, and comprises the interim management report, consolidated interim financial statements, and the responsibility statement in accordance with the German Securities Trading Act, section 37w (2).

This half-year financial report updates our consolidated financial statements 2014, presents significant events and transactions of the second quarter of 2015 and the first half of 2015, and updates the forward-looking information contained in our Management Report 2014. Both the 2014 consolidated financial statements and the 2014 Management Report are part of our 2014 Integrated Report which is available at www.sapintegratedreport.com.

All of the information in this interim group report is unaudited. This means the information has been subject neither to any audit nor to any review by an independent auditor.

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HALF-YEAR FINANCIAL REPORT (UNAUDITED)

INTERIM MANAGEMENT REPORT

GENERAL INFORMATION

Forward-Looking Statements

This half-year financial report contains forward-looking statements and information based on the beliefs of, and assumptions made by, our management using information currently available to them. Any statements contained in this report that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations, assumptions, and projections about future conditions and events. As a result, our forward-looking statements and information are subject to uncertainties and risks, many of which are beyond our control. If one or more of these uncertainties or risks materializes, or if management’s underlying assumptions prove incorrect, our actual results could differ materially from those described in or inferred from our forward-looking statements and information. We describe these risks and uncertainties in the Risk Management and Risks section, respectively in the there-mentioned sources.

The words “aim,” “anticipate,” “assume,” “believe,” “continue,” “could,” “counting on,” “is confident,” “development,” “estimate,” “expect,” “forecast,” “future trends,” “guidance,” “intend,” “may,” “might,” “outlook,” “plan,” “project,” “predict,” “seek,” “should,” “strategy,” “want,” “will,” “would,” and similar expressions as they relate to us are intended to identify such forward-looking statements. Such statements include, for example, those made in the Operating Results section, the Risk Management and Risks section, the Expected Developments and Opportunities section, and other forward-looking information appearing in other parts of this half-year financial report. To fully consider the factors that could affect our future financial results, both our 2014 Integrated Report and Annual Report on Form 20-F for December 31, 2014, should be considered, as well as all of our other filings with the Securities and Exchange Commission (SEC). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date specified or the date of this report. Except where legally required, we undertake no obligation to publicly update or revise any forward-looking statements as a result of new information that we receive about conditions that existed upon issuance of this report, future events, or otherwise unless we are required to do so by law.

Statistical Data

This report includes statistical data about the IT industry and global economic trends that comes from information published by sources including International Data Corporation (IDC), a provider of market information and advisory services for the information technology, telecommunications, and consumer technology markets; the European Central Bank (ECB); and the International Monetary Fund (IMF). This type of data represents only the estimates of IDC, ECB, IMF or the other mentioned sources of industry data. SAP does not adopt or endorse any of the statistical information. In addition, although we believe that data from these sources is generally reliable, this type of data can be imprecise. We caution readers not to place undue reliance on this data.

All of the information in this report relates to the situation on June 30, 2015, or the half-year ended on that date unless otherwise stated.

Non-IFRS Financial Information

This half-year financial report contains non-IFRS measures as well as financial data prepared in accordance with IFRS. We present and discuss the reconciliation of these non-IFRS measures to the respective IFRS measures in the Supplementary Financial Information (Unaudited) section. For more information about non-IFRS measures, see our Web site www.sap.com/corporate-en/investors/newsandreports/reporting-framework.epx under “Non-IFRS Measures and Estimates.”

STRATEGY AND BUSINESS MODEL

We did not change our strategy and our Business Model in the first six months of 2015. For a detailed description, see the 2014 Integrated Report and item 4 in the 2014 Annual Report on Form 20-F.

PRODUCTS, RESEARCH AND DEVELOPMENT, AND SERVICES

In the first half of 2015, we made the following enhancements to our portfolio of software and services. For a detailed description of our portfolio of software and services, see the Products, Research and Development, and Services section in our 2014 Integrated Report (www.sapintegratedreport.com) and item 4 in our 2014 Annual Report on Form 20-F.

Software Portfolio

In our 2014 Integrated Report, SAP stated “wherever they are on their journey, we are helping our customers reinvent how they do business while making the transition seamless and providing a holistic and consistent user experience. As we aim to become ‘THE cloud company powered by SAP HANA,’ we are going far beyond incremental change to achieve radical simplification – enabling our customers to stay ahead of trends, make better decisions faster, and propel innovation.”

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Applications

We announced the SAP Cost and Revenue Allocation for Financial Products application in June. Powered by SAP HANA the application is designed to give finance executives the capacity to process and analyze vast amounts of corporate data to adapt more readily to a challenging market environment.

A new version of SAP Predictive Analytics was made generally available in June. It enables customers to gain predictive insights on ultra-wide datasets to help make fast and accurate predictions in real time.

In June, SAP announced the general availability of the 11.0 release of the SAP Global Trade Services (SAP GTS) application, which helps companies simplify the complex business processes of cross-border global trade and leverage the potential cost-saving benefits of foreign trade zones (FTZs) in the United States.

At SAPPHIRE NOW in May, we announced the cloud edition of SAP Business Suite 4 SAP HANA (SAP S/4HANA). The SAP S/4HANA, cloud edition gives customers the opportunity to deploy real hybrid scenarios - combining on-premise and cloud solutions for unprecedented IT flexibility and accelerated business innovation. This follows the February launch of SAP S/4HANA, our next-generation business suite - a new product fully built on the SAP HANA platform and designed with the SAP Fiori user experience.

Additionally at SAPPHIRE NOW we announced the SAP Store and new digitally native offerings, including SAP Digital for Customer Engagement, a simplified cloud customer relationship (CRM) management solution designed to meet the needs of individuals and small teams.

In May, a new offering was announced with HP that will help bring together both companies’ global consulting and software expertise to rapidly provision SAP S/4HANA on HP Helion Managed Cloud, accelerating customer time to value, without disrupting mission-critical processes.

Also in May, we announced plans to make the SAP Anywhere solution initially available in China. It is planned to be a front-office suite for small and medium businesses (SMBs) that manages sales, marketing, e-commerce and inventory activities in one complete system. SAP Anywhere is intended to be provided as a software-as-a-service (SaaS) run by SAP in a public cloud and can be accessed via mobile devices or desktops once available.

In April, we announced availability of new versions of the SAP Transportation Management (SAP TM), SAP Extended Warehouse Management (SAP EWM) and SAP Event Management applications. The new releases advance the continuous innovation of all software components of the supply chain execution platform.

Also in April, the SAP Sports One solution for soccer was announced. As the first sports-specific cloud solution powered by the SAP HANA platform, it aims to provide a single unified platform to manage teams and players efficiently as well as handle analytical insights for performance optimization.

We announced the SAP Revenue Accounting and Reporting application in April, which specifically addresses new revenue accounting standards set by the International Accounting Standards Board (IASB) and Financial Accounting Standards Board (FASB), expected to become effective for IFRS and US GAAP preparers in 2017 or 2018. The application helps companies meet the requirement derived from this new accounting standard as well as generic and existing requirements related to revenue recognition across various accounting principles.

In April, SAP announced that mobile enterprise asset management (EAM) apps from SAP, such as SAP Work Manager and SAP Inventory Manager, running on Windows devices have been enhanced for Windows 7, 8 and 8.1. This results in a simplified navigation throughout the mobile apps, making workers more productive and accurate.

Barcelona for You Tourist Network (BCN4U), a showcase solution, was unveiled in March at the Mobile World Congress in Barcelona to help give tourists and citizens a better experience as they move around the city, and provide local businesses and agencies with new opportunities to connect with customers.

Announced in March, SAP is collaborating with Jasper to help enterprises simplify the process of deploying and managing Internet of Things (IoT) services. We are working together to deliver an integrated solution that will help reduce the time to launch, manage, and monetize IoT services.

SAP and T-Systems announced in March a partnership to offer a cloud-based logistics solution for the Internet of Things.

The SAP Cloud for Planning solution became generally available in the first quarter. Built on the SAP HANA Cloud Platform, the solution helps users simplify planning processes.

In March, the SAP Lumira solution, Edge edition, became generally available to help bring cost-effective data visualization to teams and departments within small and midsize businesses.

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We delivered an enhancement to the SAP Predictive Analytics software in March to help bridge the skills gap by placing complex predictive capabilities in the hands of many more users.

In March, we announced the general availability of SAP Cash Management powered by SAP HANA, which delivers drill-down analysis into an organization’s global cash balances and cash positions in real time, simplifying the work of finance professionals.

Also in March, we announced plans to release enhancements to the SAP hybris Marketing solution, specifically designed to help communication service providers (CSPs) simplify their B2C and B2B customer engagements while improving the effectiveness of their marketing operations.

Additionally in March, we announced the SAP Innovation Management solution to enable manufacturing companies to adapt their businesses to the new business dynamics and to design products for the Internet of Things.

We announced in February that we are working with Google to support Android for Work, which enables employees to securely bring their own Android devices to the workplace and conveniently switch between work and personal activities without relinquishing control of personal data.

A new mobile solution to simplify direct store delivery (DSD) was announced in February to help consumer products companies solve the challenges of lack of access to real-time data, limited role and process optimization, and poor route planning.

Also in February, we announced a fully managed service approach for the SAP Trade Promotion Optimization and SAP Demand Signal Management applications delivered through the SAP HANA Enterprise Cloud service. This is a new services-driven approach to enable consumer products companies to harness the value of their data.

In February, hybris, an SAP company, launched a new solution that unifies customer data into one centralized hub and allows companies to unleash the power of truly contextual, omni-channel marketing for the first time.

At the NRF 104th Annual Convention and EXPO in January, we announced the SAP Assortment Planning for Retail application, which enables retailers to optimally cluster stores using attributes then select and plan items by store cluster in order to maximize sales and profit.

We collaborated with Raab Associates, Inc. to create the marketing gap analysis tool, a free online interactive tool launched in January that provides marketers with personalized recommendations on focus areas of investment in marketing for their organization.

Platform

In June, SAP announced the release of support package stack 10 (SPS10) for the SAP HANA platform, which delivers new capabilities that help customers ensure data center-readiness, enable synchronization of data to any remote system, extend high availability and disaster recovery of enterprise data, and perform advanced analytics.

At SAPPHIRE NOW in May, updates to SAP HANA to help customers meet the demands of today’s hyper-connected digital economy were announced including:

•	SAP HANA Cloud Platform for the Internet of Things provides the infrastructure to enable businesses to securely tap into a network of millions of connected devices.

•	Over 800 apps, which are being driven largely by partners, are now available in the SAP HANA App Center since its launch last year.

•

The SAP Business Warehouse-Enhanced Mixed Load (SAP BW-EML) benchmark conducted alongside certified SAP HANA appliance providers, including Amazon Web Services (AWS), Dell, Lenovo, and VCE. This benchmark is helping to set the course for high performance in-memory computing.

We announced plans in the first quarter to develop a Big Data solution to help simplify IT landscapes and unlock business innovation for communications service providers (CSPs). Powered by SAP HANA and designed to run on SAP HANA Cloud Platform, the solution is expected to provide real-time, contextual data processing and analytics for telecommunications companies.

SAP teamed up with the International Cricket Council (ICC) to enhance the fan experience around the ICC Cricket World Cup 2015, one of the largest sporting events in the world. SAP HANA Cloud Platform and SAP Lumira software helped analyze and simplify ball-by-ball match data in real time, providing fans with statistics and historical insights for matches on the ICC Match Centre, while the organizing committee also relies on the SAP Business One application.

SAP HANA Cloud Platform mobile services was announced at the Mobile World Congress in March. It helps to drive mobile business innovation by connecting people, devices and business networks using SAP’s end-to-end capabilities covering the development, staging and secure deployment of mobile apps.

The SAP HANA Big Data Intelligence rapid-deployment solution announced in January allows businesses to

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evolve with changing market environments by acquiring, analyzing, and presenting data quickly and affordably from a variety of sources.

Business Network

Ariba is delivering the future of commerce through a personal, contextual and mobile user experience that enables companies to simplify collaboration and enhance decision making.

With the latest release of its market-leading strategic sourcing suite, Ariba has made sourcing simpler by integrating the power of SAP ERP and the Ariba Network to remove complexity from procuring direct materials.

Ariba is transforming procurement as leading companies like the South African banking company Nedbank and the South-American procurement company Aquanima leverage its cloud-based applications and business network to fuel a best-in-class source-to-pay process.

Ariba is changing the game for small and midsized enterprises around the world as companies like the Malayan software company Alphamatic Systems, the German procurement company Schweitzer, and the US wholesale company M&R Distribution tap into the Ariba Network and cloud-based services like Ariba Discovery to connect with new partners and business opportunities.

Ariba and Made in a Free World joined forces in June to combat human trafficking, combining the world’s largest business network and most comprehensive forced labor database to help companies detect and mitigate slavery in the supply chain.

In the second quarter it became possible for the Ariba network ID to be captured within Fieldglass, creating more visibility into suppliers and tightening the integration between the two companies’ services. Companies now have a single view into supplier activities across both Fieldglass and the Ariba Business Network.

In February, it was announced that the use of Ariba has expanded among the world’s largest companies, as more than two-thirds of the Forbes Global 2000 connect to the world’s largest business network to streamline processes, boost productivity and performance.

Concur announced in April that the Concur App Center has now grown to feature more than 100 partner apps. Launched only two years ago, the Concur App Center has quickly taken off in popularity due to the ease it provides to travelers and the ability for companies to manage complex travel and finance challenges in an effortless and integrated way.

Concur also announced in April that over 3,500 customers have adopted its TripLink solution - tripling the customer base in just three quarters. Concur TripLink helps companies extend the value of their existing managed travel programs to all travel, regardless of where travel is booked.

Fieldglass announced new functionality in June that simplifies the interview process for hiring managers and for suppliers by keeping all actions and documents within the Fieldglass application, making it traceble and reportable from a compliance perspective.

Also in June, Fieldglass also improved the tracking process for the renewal of individual worker certifications making it easier for hiring managers to comply with documentation needs via automatic expiration alerts.

At the beginning of 2015, Fieldglass launched new data centers in Europe to address the increasing demand by customers to understand and control where their data is hosted.

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ACQUISITIONS

During the first half of 2015 we have not completed any acquisitions.

For more information about acquisitions in the prior year, see our 2014 Integrated Report, Notes to the Consolidated Financial Statements section, Note (4) and our 2014 Annual Report on Form 20-F.

EMPLOYEES AND SOCIAL PERFORMANCE

SAP’s long-term success is strongly influenced by the creativity, talent, and commitment of our people. Their ability to understand the needs of our customers and to innovate delivers sustainable value to our company, our customers, and society. Successful strategies to attract, retain, develop, and engage our employees, therefore, are critical to driving a culture of innovation, sustained growth, and profitability.

An important factor for our long-term success is our ability to attract and retain talented employees. In the second quarter of 2015, the employee retention rate was 92.6% (compared to 93.5% in the second quarter of 2014). We define employee retention rate as the ratio between the average number of employees less voluntary employee departures (fluctuation) and the average number of employees (in full-time equivalents).

One of SAP’s overall non-financial goals is fostering a diverse workforce, specifically increasing the number of women in management. At the end of the second quarter of 2015, 22.9% of all management positions at SAP were held by women, compared to 21.4% at the end of June 2014. SAP has set a long-term target to increase the share of women in management to 25% by the year 2017.

On June 30, 2015, we had 74,497 full-time equivalent (FTE) employees worldwide (June 30, 2014: 67,651; December 31, 2014: 74,406).

Those headcount numbers included 17,787 FTEs based in Germany (June 30, 2014: 17,171), and 15,381 FTEs based in the United States (June 30, 2014: 13,550).

ENVIRONMENTAL PERFORMANCE:

ENERGY AND EMISSIONS

Over the past several years, we have worked to better understand the connections between our energy consumption, its related cost, and the resulting environmental impact. Today we measure and address our energy usage throughout SAP, as well as our greenhouse gas (GHG) emissions across our entire value chain. Between the beginning of 2008 and the end of the second quarter of 2015, we calculate that energy efficiency initiatives have contributed to a cumulative cost avoidance of €314 million, compared to a business-as-usual extrapolation.

Moreover, to credibly offer solutions that help our customers better manage their use of resources, we must do so ourselves. By addressing the financial and environmental impact of our energy consumption, we gain valuable insights to create solutions for our customers.

Our goal is to reduce the greenhouse gas emissions from our operations to levels of the year 2000 by 2020. SAP’s GHG emissions for the second quarter of 2015 totaled 125 kilotons CO2 compared to 140 kilotons in the second quarter of 2014. This decrease is primarily due to a decrease in business flights. In the first half-year of 2015, SAP’s GHG emissions add up to 270 kilotons CO2 compared to 265 kilotons in the first half-year of 2014.

As we measure our emissions per employee and per euro of revenue, we gain insight into our efficiency as we grow. Since 2007, we have increased our efficiency according to both measures, lowering our emissions per employee by about 38% and per euro of revenue by about 49,8% at the end of June 2015 (rolling four quarters).

In recognition of the exemplary actions SAP has taken to embed sustainability across its business worldwide, SAP was awarded the European Datacentre Sustainability Award and SAP’s product TwoGo won the Frost & Sullivan Technology Leadership Award in the second quarter of 2015.

ORGANIZATION AND CHANGES IN MANAGEMENT

On January 9, 2015 Michael Kleinemeier and Steve Singh were appointed as members to the Global Managing Board, with immediate effect. Michael Kleinemeier leads SAP Service and Support worldwide. Steve Singh, CEO of Concur, is responsible for SAP’s Business Network strategy.

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FINANCIAL PERFORMANCE: REVIEW AND ANALYSIS

Economy and the Market

Global Economic Trends

In its most recent report, the European Central Bank (ECB) states that the global economy grew in the first half of the year, although the pace of growth slowed in both advanced and emerging economies.

According to the ECB, economic activity in the Europe, Middle East, and Africa (EMEA) region recovered in the first six months of 2015, helped by the low oil price and favorable borrowing conditions. Though growth remained minimal, more countries saw improvements. However, sanctions and high inflation impacted the Russia’s economy heavily.

Slow growth and weak economic indicators from the United States, particularly in the second quarter, impacted the Americas region, according to the ECB. These effects were mainly due to temporary factors such as unfavorable weather conditions and strikes, it noted. Uncertainty also affected Brazil’s economy in the first half of the year, which was reflected in subdued investment.

Turning to the Asia Pacific Japan (APJ) region, the ECB reports that Japan’s economy expanded in the first half of 2015 and recovered from last year’s economic decline. In China, weaker investment, especially in the housing market, slowed growth in the first two quarters. In contrast, India’s economy grew very strongly, the ECB reported.

The IT Market

U.S. market research firm International Data Corporation (IDC) has reported that worldwide IT spending grew slightly slower in the first half of 2015 than in the previous year. The segment that expanded most was software, which grew 6% (notably Big Data solutions, cloud services, and mobile applications).

IDC reports that in the Europe, Middle East, Africa (EMEA) region, growth in the IT market slowed to just over 3% in the first half of 2015. In Western Europe, IT investment increased only by about 2%. The IT markets of Central and Eastern Europe could not sustain the slight growth they showed in 2014, and contracted as a result of the significant decline in Russia’s economy, IDC says. In contrast, in the Middle East and Africa, the IT sector grew by a double-digit percentage in the first half of 2015.

IDC reports that in the Americas region, IT spending over this period increased by significantly more than 4% compared to the previous year. However, in the United States, IT market growth slowed somewhat in the first two quarters of the year, with the software and services segments keeping its last year’s rate. In Brazil, after a weak 2014, the IT market returned to double-digit growth and Mexico’s market grew also faster than in the previous year.

According to IDC, the IT market in the Asia Pacific Japan (APJ) region grew more slowly in the first six months of the year than in 2014. Despite growth in the software and services segments, overall IT spending in Japan declined for the first time since 2011, IDC says. IT market growth in China was only in the single digits in the first six months of this year. IDC reports that this was due to weak demand for hardware (notably smartphones), while growth in software and services was well into the double-digit range, according to IDC’s figures. India’s IT market grew 10%, putting it clearly ahead of China’s.

Impact on SAP

Growth was solid in the EMEA region, with a 10% increase in non-IFRS cloud and software revenue. Non-IFRS cloud subscriptions and support revenue grew by 94% with triple-digit growth in new cloud bookings. Some highlights in the region include very strong growth across cloud and software in the Middle East and solid growth in Germany, France and the UK.

The Americas region saw strong double-digit growth, with non-IFRS cloud and software revenue growing 36%. Cloud subscriptions and support revenue in the region grew 141% with new cloud bookings nearly tripling, driven by a very strong performance in North America. The United States was a highlight with a strong performance across cloud and software. Regional macro-economic issues impacted results across Latin America.

In the APJ region, non-IFRS cloud subscriptions and support revenue grew by 138%, driving non-IFRS cloud and software revenue up 19%. New cloud bookings grew triple-digits. Japan continued its recovery with another strong quarter across cloud and software.

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Changes to Income Statement Structure

We changed and simplified the presentation of our services revenue in our income statement starting with the first quarter of 2015 to align our financial reporting with the change in our services business under the ONE Service approach.

The revenue from premium support services is now combined with the revenue from professional services and other services in a new services revenue line item. Until 2014, revenues from premium support services were classified as support revenues.

Simultaneously with this change, we simplified and clarified the labeling of several line items. This includes renaming the previous revenue subtotal labeled software and support (which included premium support revenues) to software licenses and support (which no longer includes premium support revenues). The previous revenue subtotal labeled software and software-related service revenue is renamed cloud and software and accordingly no longer includes premium support revenue, which is now reclassified under the new services revenue line item.

The two revenue line items, cloud subscriptions and support and total revenue, are not affected by any of these changes and remain unaltered.

In the discussion of our assets, financial position, and operating results, the financial data presented for 2015 fully contains the revenue and expenses, assets, liabilities, and cash flow from Concur and Fieldglass. Prior-year numbers are only included from the acquisition date of the company concerned. Concur was acquired on December 4, 2014, and Fieldglass on May 2, 2014.

Performance Against Our Outlook for 2015 (Non-IFRS)

In this section, all discussion of the first half-year’s contribution to target achievement is based exclusively on non-IFRS measures. However, the discussion of operating results refers to IFRS figures only, so those figures are not expressly identified as IFRS figures.

We present, discuss, and explain the reconciliation from IFRS measures to non-IFRS measures in the Supplementary Financial Information (Unaudited) section.

Guidance for 2015 (Non-IFRS)

For our guidance based on non-IFRS numbers, see the Operational Targets for 2015 (Non-IFRS) section in this interim management report.

Key Figures — SAP Group in the Second Quarter of 2015 (Non-IFRS)

				Non-IFRS
€ millions, unless otherwise stated	4/1/ - 6/30/2015	4/1/ - 6/30/2014	Change in %	Change in % (Constant Currency)
Cloud subscriptions and support	555	242	129	92
Software licenses	979	957	2	–7
Software support	2,531	2,160	17	7
Cloud and software	4,065	3,359	21	9
Total revenue	4,972	4,153	20	8
Operating expense	–3,578	–2,917	23	11
Operating profit	1,394	1,236	13	1
Operating margin (in %)	28.0	29.8	–1.7pp	–2.0pp
Profit after tax	960	938	2	NA
Effective tax rate (in %)	27.8	25.4	2.4pp	NA
Earnings per share, basic (in €)	0.80	0.79	2	NA

Actual Performance in the Second Quarter of 2015 (Non-IFRS)

Our revenue from cloud subscriptions and support (non-IFRS) was €555 million (Q2 2014: €242 million), an increase of 129% (92% at constant currencies) compared to the same period in 2014. Our cloud subscriptions and support margin (non-IFRS) increased 2.4 percentage points to 66%. In the second quarter of 2015, Fieldglass contributed €25 million (€21 million at constant currencies) and Concur contributed €167 million (€137 million at constant currencies) to SAP’s cloud subscriptions and support revenue (non-IFRS). Additionally, in the second quarter of 2015 Concur generated €11 million of transactional network fee revenues (non-IFRS) that are classified as services revenue rather than cloud subscription revenue.

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Starting with the reporting for the first quarter of 2015, SAP reports a new cloud related measure called ‘new cloud bookings’. This measure is an order entry measure that is determined as follows:

•	It includes all order entry of a given period that meets all of the following conditions:

•	The revenue from the orders is expected to be classified as cloud subscription and support revenue.

•	It results from purchases by new customers and incremental purchases by existing customers. (Consequently, orders to renew existing contracts are not included.)

•

The order amount is contractually committed (that is, variable amounts from pay-per-use and similar arrangements are not included). Consequently, due to their uncommitted pay-per-use nature, Ariba and Fieldglass network transaction fees are not reflected in the new cloud bookings metric.

•	Amounts are annualized. That is, for contracts with durations of more than one year the annual order entry amount is included in the number.

Thus, the ’new cloud bookings’ measure is an indicator for our cloud-related sales success in a given period and for secured future cloud subscription revenue. New cloud bookings increased 162% in the second quarter of 2015 to €203 million (Q2 2014: €77 million). Concur contributed €46 million to SAP’s new cloud bookings in the second quarter of 2015. The new cloud bookings metric excludes Ariba and Fieldglass network transaction fees.

In the second quarter of 2015, cloud and software revenue (non-IFRS) was €4,065 million (Q2 2014: €3,359 million), an increase of 21%. On a constant currency basis, the increase was 9%.

Total revenue (non-IFRS) in the second quarter of 2015 was €4,972 million (Q2 2014: €4,153 million), an increase of 20%. On a constant currency basis, the increase was 8%.

Operating expense (non-IFRS) in the second quarter of 2015 was €3,578 million, an increase of 23% (Q2 2014: €2,917 million). On a constant currency basis, operating expense (non-IFRS) increased by 11%.

Operating profit (non-IFRS) was €1,394 million (Q2 2014: €1,236 million), an increase of 13% (1% at constant currencies).

Operating margin (non-IFRS) in the second quarter of 2015 was 28.0%, a decrease of 1.7 percentage points (Q2 2014: 29.8%). Operating margin (non-IFRS) on a constant currency basis was 27.8%, a decrease of 2.0 percentage points, which is driven by the shift from SAP’s traditional on-premise business to cloud business.

In the second quarter of 2015, profit after tax (non-IFRS) was €960 million (Q2 2014: €938 million), an increase of 2%. Basic earnings per share (non-IFRS) was €0.80 (Q2 2014: €0.79), an increase of 2%.

The effective tax rate (non-IFRS) in the second quarter of 2015 was 27.8% (Q2 2014: 25.4%). The year-over-year increase in the effective tax rate mainly resulted from tax effects relating to intercompany financing, changes in foreign currency exchange rates, and changes in the regional allocation of income which were partly compensated by changes in taxes for prior years.

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Key Figures — SAP Group in the First Half of 2015 (Non-IFRS)

				Non-IFRS
€ millions, unless otherwise stated	1/1/ - 6/30/2015	1/1/ - 6/30/2014	Change in %	Change in % (Constant Currency)
Cloud subscriptions and support	1,063	463	130	93
Software licenses	1,675	1,581	6	–4
Software support	4,985	4,258	17	7
Cloud and software	7,723	6,301	23	10
Total revenue	9,475	7,854	21	9
Operating expense	–7,024	–5,699	23	12
Operating profit	2,451	2,155	14	0
Operating margin (in %)	25.9	27.4	–1.6pp	–2.3pp
Profit after tax	1,657	1,604	3	NA
Effective tax rate (in %)	25.6	25.6	0.0pp	NA
Earnings per share, basic (in €)	1.39	1.34	3	NA

Actual Performance in the First Half of 2015 (Non-IFRS)

In the first half of 2015, our revenue from cloud subscriptions and support (non-IFRS) was €1,063 million (first half of 2014: €463 million), an increase of 130% (93% at constant currencies) compared to the same period in 2014. Our cloud subscriptions and support margin was down 1.1 percentage points to 66%. This decrease was primarily due to increasing expenses related to the ramp-up of the cloud business, with related investments, as well as additional personnel expenses to support the growth of our SAP HANA Enterprise Cloud offerings.

In the first half of 2015, Fieldglass contributed €48 million (€40 million at constant currencies) and Concur contributed €320 million (€265 million at constant currencies) to SAP’s cloud subscriptions and support revenue (non-IFRS). Additionally, in the first half of 2015, Concur generated €21 million of transactional network fee revenues (non-IFRS) that are classified as service revenues rather than cloud subscription revenue.

New cloud bookings increased 145% in the first half of 2015 to €323 million (first half of 2014: €132 million). Concur contributed €81 million to SAP’s new cloud bookings in the first half of 2015.

In the first half of 2015, cloud and software revenue (non-IFRS) was €7,723 million (first half of 2014: €6,301 million), an increase of 23%. On a constant currency basis, the increase was 10%.

Total revenue (non-IFRS) in the same period was €9,475 million (first half of 2014: €7,854 million), an increase of 21%. On a constant currency basis, the increase was 9%.

Operating expense (non-IFRS) in the first half of 2015 was €7,024 million (first half of 2014: €5,699 million), an increase of 23%. On a constant currency basis, the increase was 12%.

Operating profit (non-IFRS) was €2,451 million (first half of 2014: €2,155 million), an increase of 14% (flat at constant currencies).

Operating margin (non-IFRS) in the first half of 2015 was 25.9%, a decrease of 1.6 percentage points (first half of 2014: 27.4%). Operating margin (non-IFRS) on a constant currency basis was 25.1%, a decrease of 2.3 percentage points, which is driven by the shift from SAP’s traditional on-premise business to cloud business.

In the first half of 2015, profit after tax (non-IFRS) was €1,657 million (first half of 2014: €1,604 million), an increase of 3%. Basic earnings per share (non-IFRS) was €1.39 (first half of 2014: €1.34), an increase of 3%.

The effective tax rate (non-IFRS) in the first half of 2015 was 25.6% (first half of 2014: 25.6%).

14	INTERIM MANAGEMENT REPORT

Segment Information

SAP has two segments – Applications, Technology & Services and SAP Business Network. These are the components of SAP that our Executive Board regularly reviews to assess the performance of our Company and to make resource allocation decisions. For more information about our segments, see the Notes to the Consolidated Interim Financial Statements section, Note (16).

Key Figures in SAP Segment Reporting in the Second Quarter of 2015

Applications, Technology & Services Segment

In the second quarter of 2015, Applications, Technology & Services segment revenue increased by 14% to €4,548 million and by 3% to €4,129 million on a constant currency basis (Q2 2014: €3,997 million), mainly driven by a strong increase in software support revenue. The segment’s gross margin decreased slightly by 1 percentage point to 71% and by 1 percentage point to 71% on a constant currency basis (Q2 2014: 72%). This decrease was primarily due to increasing expenses related to the ramp-up of the cloud business, with related investments, as well as additional personnel expenses to support the growth of our SAP HANA Enterprise Cloud offerings. Segment profit increased by 11% to €1,799 million and was unchanged on a constant currency basis (Q2 2014: €1,617 million), resulting in a narrowing of the segment margin by 1 percentage point to 40% and by 1 percentage point to 39% on a constant currency basis (Q2 2014: 40%).

SAP Business Network Segment

In the second quarter of 2015, the SAP Business Network segment revenue increased by 194% to €400 million and by 145% to €333 million on a constant currency basis (Q2 2014: €136 million). The increase was primarily due to the acquisition of Concur and Fieldglass. The segment’s gross margin increased by 8 percentage points to 68% and by 8 percentage points to 67% at constant currencies (Q2 2014: 59%). Segment profit increased by 703% to €63 million and by 502% to €48 million at constant currencies (Q2 2014: €8 million), resulting in an increase in the segment margin of 10 percentage points to 16% and of 8 percentage points to 14% at constant currencies (Q2 2014: 6%).

Key Figures in SAP Segment Reporting in the First Half of 2015

Applications, Technology & Services Segment

In the first half of 2015, Applications, Technology & Services segment revenue increased by 15% to €8,676 million and by 4% to €7,870 million on a constant currency basis (first half of 2014: €7,562 million) mainly driven by a strong increase in software support revenue. The segment’s gross margin decreased slightly, by 1 percentage point to 70%, and by 1 percentage point to 70% on a constant currency basis (first half of 2014: 71%). The reasons for the decrease are mentioned in the section about the second quarter, above. Segment profit increased by 12% to €3,223 million; on a constant currency basis it decreased by 1% to €2,865 million (first half of 2014: €2,883 million), resulting in a decrease in the segment margin by 1 percentage point to 37% and by 2 percentage points to 36% on a constant currency basis (first half of 2014: 38%).

SAP Business Network Segment

In the first half of 2015, SAP Business Network segment revenue increased by 200% to €768 million and by 150% to €640 million on a constant currency basis (first half of 2014: €256 million). The increase was primarily due to the acquisition of Concur and Fieldglass. The segment’s gross margin increased by 4 percentage points to 68% and by 4 percentage points to 67% at constant currencies (first half of 2014: 63%). Segment profit increased by 368% to €129 million and by 249% to €97 million at constant currencies (first half of 2014: €28 million), resulting in an increase in the segment margin of 6 percentage points to 17% and 4 percentage points to 15% at constant currencies (first half of 2014: 11%).

We now run the world’s largest network of its kind, connecting more than 1.9 million companies. The trailing twelve month network spend volume exceeding US$800 billion.

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Key Figures — SAP Group in the Second Quarter of 2015 (IFRS)

€ millions, unless otherwise stated	4/1/ - 6/30/2015	4/1/ - 6/30/2014	Change	Change in %
Cloud subscriptions and support	552	241	311	129
Software licenses	979	957	21	2
Software support	2,531	2,158	373	17
Cloud and software	4,062	3,357	705	21
Total revenue	4,970	4,151	819	20
Operating expense	–4,269	–3,453	–816	24
Operating profit	701	698	4	1
Operating margin (in %)	14.1	16.8	–2.7pp	NA
Profit after tax	469	556	–88	–16
Effective tax rate (in %)	26.4	22.6	3.8pp	NA
Headcount (average first six months)	74,381	67,008	7,373	11
Days sales outstanding in days (June 30)	68	64	4	6
Earnings per share, basic (in €)	0.39	0.47	–0.07	–16
Deferred cloud subscriptions and support revenue (June 30)	789	445	344	77

Operating Results in the Second Quarter 2015 (IFRS)

Orders

The total number of completed transactions for on-premise software in the second quarter of 2015 increased 2% year-over-year to 13,504 (Q2 2014: 13,213). In addition, the average value of software orders received for on-premise software deals increased 5% compared to the previous year, helped by currency effects. Of all our software orders received in the second quarter of 2015, 24% were attributable to deals worth more than €5 million (Q2 2014: 21%), while 41% were attributable to deals worth less than €1 million (Q2 2014: 47%).

Revenue

Our revenue from cloud subscriptions and support was €552 million (Q2 2014: €241 million), an increase of 129% compared to the same period in 2014. In the second quarter 2015, Fieldglass contributed €25 million and Concur contributed €165 million to SAP’s cloud subscriptions and support revenue. Additionally, in the second quarter of 2015 Concur generated €11 million of transactional network fee revenues that are classified as service revenues rather than cloud subscription revenue.

In the second quarter of 2015, software licenses revenue was €979 million (Q2 2014: €957 million), an increase of 2% compared to the same period in 2014.

Total revenue was €4,970 million (Q2 2014: €4,151 million), an increase of 20% compared to the same period in 2014.

Operating Expense

In the second quarter of 2015, our operating expense increased 24% to €4,269 million (Q2 2014: €3,453 million). This increase was also driven by increased restructuring costs and increased acquisition-related charges.

Operating Profit and Operating Margin

In the second quarter of 2015, operating profit increased 1% compared with the same period in the previous year to €701 million (Q2 2014: €698 million). Our operating margin decreased by 2.7 percentage points to 14.1% (Q2 2014: 16.8%).

Profit After Tax and Earnings per Share

In the second quarter of 2015, profit after tax was €469 million (Q2 2014: €556 million), a decrease of 16%. The decrease in profit after tax despite the slight increase in operating profit was attributable to increased foreign currency losses as well as increased interest expenses due to SAP’s increase in financial debt. Basic earnings per share was €0.39 (Q2 2014: €0.47), a decrease of 16%.

The effective tax rate in the second quarter of 2015 was 26.4% (Q2 2014: 22.6%). The year-over-year increase in the effective tax rate mainly resulted from tax effects relating to intercompany financing, changes in foreign currency exchange rates and changes in the regional allocation of income which were partly compensated by changes in taxes for prior years.

16	INTERIM MANAGEMENT REPORT

Key Figures — SAP Group in the First Half of 2015 (IFRS)

€ millions, unless otherwise stated	1/1/ - 6/30/2015	1/1/ - 6/30/2014	Change	Change in %
Cloud subscriptions and support	1,056	460	595	129
Software licenses	1,675	1,581	94	6
Software support	4,985	4,255	730	17
Cloud and software	7,715	6,296	1,419	23
Total revenue	9,467	7,849	1,618	21
Operating expense	–8,128	–6,428	–1,700	26
Operating profit	1,339	1,421	–82	–6
Operating margin (in %)	14.1	18.1	–4.0pp	NA
Profit after tax	882	1,090	–208	–19
Effective tax rate (in %)	20.9	23.4	–2.5pp	NA
Earnings per share, basic (in €)	0.74	0.91	–0.17	–19
Deferred cloud subscriptions and support revenue (June 30)	789	445	344	77

Operating Results in the First Half of 2015 (IFRS)

Orders

The total number of completed transactions for on-premise software in the first half of 2015 increased 2 % year-over-year to 25.541 (first half of 2014: 25,084). In addition, the average value of software orders received for on-premise software deals increased 11% compared to the year before, helped by currency effects. Of all our software orders received in the first half of 2015, 23% were attributable to deals worth more than €5 million (first half of 2014: 18%), while 44% were attributable to deals worth less than €1 million (first half of 2014: 50%).

Revenue

Our revenue from cloud subscriptions and support was €1,056 million (first half of 2014: €460 million), an increase of 129% compared to the same period in 2014. In the first half of 2015, Fieldglass contributed €48 million and Concur contributed €312 million to SAP’s cloud subscriptions and support revenue. Additionally, in the first half of 2015 Concur generated €21 million of transactional network fee revenues that are classified as service revenues rather than cloud subscription revenue.

In the first half of 2015, software licenses revenue was €1,675 million (first half of 2014: €1,581 million), an increase of 6% compared to the same period in 2014.

Total revenue was €9,467 million (first half of 2014: €7,849 million), an increase of 21% compared to the same period in 2014.

Operating Expense

In the first half of 2015, our operating expense increased 26% to €8,128 million (first half of 2014: €6,428 million). This increase was also driven by increased restructuring costs and increased acquisition-related charges.

Operating Profit and Operating Margin

In the first half of 2015, operating profit decreased 6% compared with the same period in the previous year to €1,339 million (first half of 2014: €1,421 million). Our operating margin decreased by 4.0 percentage points to 14.1% (first half of 2014: 18.1%).

Profit After Tax and Earnings per Share

In the first half of 2015, profit after tax was €882 million (first half of 2014: €1,090 million), a decrease of 19%. Basic earnings per share was €0.74 (first half of 2014: €0.91), a decrease of 19%.

The effective tax rate in the first half of 2015 was 20.9% (first half of 2014: 23.4%). The year-over-year decrease in the effective tax rate mainly resulted from changes in taxes for prior years which were partly compensated by tax effects relating to intercompany financing and by valuation allowances on deferred tax assets.

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Finances (IFRS)

Capital Structure Management

On March 25, 2015, SAP placed a triple-tranche Eurobond transaction consisting of a €500 million two-year floating rate tranche at 3-month-Euribor plus 17 basis points (issue price 100%), a €650 million five-year floating rate tranche at 3-month-Euribor plus 30 basis points (issue price 100%) and a €600 million ten-year fixed rate tranche with a coupon of 1.000% (issue price 99.264%). The notes were issued under the Debt Issuance Programme of currently €8 billion, which was initiated in 2012. The issuance has been rated “A2” / “A” by Moody’s and Standard&Poor’s, which is in line with the rating of the underlying Debt Issuance Programme.

The transaction was well received by the market and was benefiting from strong international demand, with the majority of the Eurobond being allocated to German and French institutional investors. We used the proceeds, which we received in early April 2015, to refinance the term loan for the acquisition of Concur.

Cash Flow and Liquidity

Operating cash flow for the first half of 2015 was €2,775 million (first half of 2014: €2,575 million). Thus our operating cash flow increased 8% over the same period in the previous year.

Group liquidity stood at €4,180 million on June 30, 2015 (December 31, 2014: €3,423 million). Group liquidity comprised cash and cash equivalents totaling €3,923 million (December 31, 2014: €3,328 million) and current investments totaling €257 million (December 31, 2014: €95 million).

Group Liquidity of SAP Group

€ millions	06/30/ 2015	12/31/ 2014	Change
Cash and cash equivalents	3,923	3,328	595
Current investments	257	95	162
Group liquidity, gross	4,180	3,423	757
Current financial debt	–1,368	–2,157	789
Net liquidity 1	2,813	1,266	1,547
Non-current financial debt	–9,064	–8,936	–128
Net liquidity 2	–6,251	–7,670	1,419

Net liquidity 1 is total group liquidity minus current financial debt. It increased on a year-to-date basis by €1,547 million to €2,813 million.

Net liquidity 2, defined as net liquidity 1 minus non-current financial debt, was –€6,251 million (December 31, 2014: –€7,670 million).

Financial debt consists of current and non-current bank loans, bonds and private placements. For more information about our financial debt, see the Notes to the Consolidated Interim Financial Statements section, Note (10).

Free Cash Flow and Days’ Sales Outstanding (DSO)

Our free cash flow and our DSO on June 30, 2015, were as follows:

Free Cash Flow

€ millions	1/1 - 06/30/ 2015	1/1 - 06/30/ 2014	Change in %
Free cash flow	2,500	2,271	10

We calculate free cash flow as net cash from operating activities minus purchases of intangible assets and property, plant, and equipment.

Days’ Sales Outstanding

	06/30/ 2015	06/30/ 2014	Change in Days
Days’ sales outstanding (DSO) in days	68	64	4

Days’ sales outstanding (DSO) for receivables, defined as average number of days from the raised invoice to cash receipt from the customer, was 68 days, a 4-day increase year over year.

Assets (IFRS)

Analysis of Consolidated Statements of Financial Position

The total assets of the Group were €40,944 million on June 30, 2015, an increase of €2,626 million since December 31, 2014, resulting mainly from foreign exchange related revaluations and an increase in cash and cash equivalents from the operating cash flow.

The equity ratio on June 30, 2015, was 51% (December 31, 2014: 51%).

Investments

Investments in intangible assets and property, plant, and equipment were €273 million in the first half of 2015 (first half of 2014: €1,051 million). The decrease compared to the first half of 2014 is mainly due to the Fieldglass acquisition, which we concluded in the comparison period.

Off-Balance-Sheet Financial Instruments

There are no off-balance-sheet financial instruments, such as sale-and-lease-back transactions, asset-backed securities, or liabilities related to structured entities, that are not disclosed in our interim Consolidated Financial Statements.

18	INTERIM MANAGEMENT REPORT

Competitive Intangibles

The assets that are the basis for our current and future success do not appear on the Consolidated Statements of Financial Position. This is apparent from a comparison of the market capitalization of SAP SE on June 30, 2015, which was €76.9 billion, with the equity of the SAP Group on the Consolidated Statements of Financial Position, which was €20.8 billion (December 31, 2014: €19.6 billion). This means that the market capitalization of our equity is almost four times higher than the book value.

Customer capital, our employees and their knowledge and skills, our ecosystem of partners, the SAP brand, and our past investments in research and development are some of the most important competitive intangibles that influence our market value.

According to the 2014 Interbrand annual survey of the Top 100 Best Global Brands, SAP is ranked the 25th most valued brand in the world. Interbrand determined a value of US$17.3 billion.

RISK MANAGEMENT AND RISKS

We have comprehensive risk-management structures in place, which are intended to enable us to recognize and analyze risks early and to take the appropriate action. For changes in our legal liability risks since our last annual report, see Note (14) in the Notes to the Interim Financial Statements. The other risk factors remain largely unchanged since 2014, and are discussed more fully in our 2014 Integrated Report and our Annual Report on Form 20-F for 2014. We do not believe the risks we have identified jeopardize our ability to continue as a going concern.

EXPECTED DEVELOPMENTS AND OPPORTUNITIES

Future Trends in the Global Economy

The European Central Bank (ECB) believes that the recent weaknesses in the global economy in the first half of 2015 are only temporary and are not part of a fundamental downturn. It believes that the global economy is fundamentally stable. It expects growth to accelerate in the second half of the year, but not as much as previously forecast. The outlook for the advanced economies will improve, whereas some emerging economies may face headwinds.

In the Europe, Middle East, Africa (EMEA) region, the recovery in euro area economies should continue to strengthen, the ECB says. It expects gross domestic product (GDP) in the euro area to grow 1.5% for the full year 2015, which might boost Central and Eastern European economies. The Russian economy is likely to enter a deep recession this year, according to the ECB. It warns that any further increase in the tensions between Russia and Ukraine would dampen growth in the entire region.

In the Americas region, the ECB expects that, after a weak second quarter, the U.S. economy will grow faster in the course of 2015. The outlook for Brazil has worsened: The ECB forecasts that the country will continue struggling with high inflation this year.

In the Asia Pacific Japan (APJ) region, the ECB expects that Japan’s economy will strengthen this year. China’s growth may continue to slow, and India could overtake China in 2015 to become the fastest-growing major economy, the ECB says.

Economic Trends – Year-Over-Year GDP Growth

%
World	2014e	2015p	2016p
World	3.4	3.5	3.8
Advanced economies	1.8	2.4	2.4
Developing and emerging economies	4.6	4.3	4.7
Europe, the Middle East, and Africa (EMEA)
Euro area	0.9	1.5	1.6
Germany	1.6	1.6	1.7
Central and Eastern Europe	2.8	2.9	3.2
Middle East and North Africa	2.6	2.9	3.8
Sub-Saharan Africa	5.0	4.5	5.1
Americas
United States	2.4	3.1	3.1
Canada	2.5	2.2	2.0
Central and South America, Caribbean	1.3	0.9	2.0
Asia Pacific Japan (APJ)
Asian developing economies	6.8	6.6	6.4
Japan	-0.1	1.0	1.2
China	7.4	6.8	6.3

e = Estimate; p = Projection

Source: International Monetary Fund (IMF), World Economic Out Outlook April 2015, Uneven Growth, Short- and Long-Term, as of: April 7, 2015, p.19

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IT Market: The Outlook for 2015

U.S. market research firm International Data Corporation (IDC) forecasts that the global IT market will grow 3.8% in 2015. It believes that software growth might be significantly above this level and reach 6.2%, whereas growth in hardware and services could be somewhat lower. In the next few years, cloud, mobile, and Big Data applications will account for an increasing share of IT budget, according to IDC.

It forecasts that IT spending in the Europe, Middle East, Africa (EMEA) region will increase 3.0% in 2015. Growth in software is expected to be above this average (4.5%). This year, the IT market may grow 2.1% in Western Europe, and 2.9% in Germany. IDC expects that economic sanctions and the low oil price will cause the market in Russia to decline 10.5%, which might effect IT markets in the rest of Central and Eastern Europe. However, IDC also expects the IT market in the Middle East and Africa to grow 11.8% this year.

In the Americas region, IDC forecasts that IT spending may grow 4.7% (software 7.1%) in 2015, but only grow just 3.5% (software 6.9%, services 2.3%) in the United States, due to the strong US currency. IDC expects IT spending in Latin America to increase 11.5% this year (Brazil 14.2%, Mexico 9.1%).

In the Asia, Pacific, Japan (APJ) region, the institute forecasts that the IT market will grow just 3.6%. However, it expects growth in software (6.2%) and services (5.8%) to be significantly higher. The IT market in Japan is expected to decline 0.7% in 2015 (software +3.9%, services +1.8%). The IT market in China will grow 5.9%, and be significantly below the 10% rate for the first time. According to IDC, this will not affect the Chinese software segment (10.3%) or services segment (14.8%), however. IDC forecasts that the IT market in India will grow 11.0%, which is clearly above the rate expected for China.

Trends in the IT Market – Increased IT Spending Year-Over-Year

%
World	2014e	2015p	2016p
Total IT	4.8	3.8	3.3
Hardware	5.6	3.3	1.8
Packaged software	6.0	6.2	6.5
Applications	5.9	6.0	6.3
IT services	3.1	3.2	3.4
Europe, Middle East, Africa (EMEA)
IT total	3.8	3.0	2.5
Packaged software	3.8	4.5	5.0
Applications	4.0	4.4	4.8
IT services	2.1	2.0	2.8
Americas
IT total	4.5	4.7	3.8
Packaged software	7.3	7.1	7.3
Applications	7.0	6.9	7.1
IT services	2.9	3.1	2.9
Asia Pacific Japan (APJ)
IT total	6.7	3.6	3.4
Packaged software	5.8	6.2	6.5
Applications	6.0	6.1	6.3
IT services	5.7	5.8	5.9

e = Estimate, p = Projection

Source: IDC Worldwide Black Book Q1 2015

Impact on SAP

SAP expects to outperform the global economy and the IT industry again in 2015 in terms of revenue growth. The last years of growth momentum underscore our leadership in the transformation of the industry. In 2014, we delivered on our Run Simple strategy to help our customers transform their businesses. SAP’s strong growth is driven by the SAP HANA platform, the broadest cloud portfolio, and the largest business network in the world. SAP powers the clear path to growth for businesses in the 21st century: run real time, run networked, Run Simple. We will continue to push relentlessly toward a much more predictable business model, in parallel we will further expand our core business and at the same time we will continue to expand our operating profit.

We are well-positioned and therefore confident we can achieve our medium-term targets for 2017 and 2020, assuming that the economic environment and IT industry develop as currently forecasted.

Balanced in terms of regions as well as industries, we are well-positioned with our product offering to offset smaller individual fluctuations in the global economy and IT market.

20	INTERIM MANAGEMENT REPORT

The significantly more volatile market environment challenges also SAP to reach its ambitious targets. Our market and the demands of our customers are changing rapidly. We anticipated these changes early and positioned ourselves strategically. A comparison of our business outlook with forecasts for the global economy and IT industry shows that we can be successful even in a tough economic environment and will further strengthen our position as the market leader of enterprise application software.

We plan to continue to invest in countries in which we expect significant growth. Such countries include Brazil, China, India, Russia, as well as countries in the Middle East and Africa. We therefore expect to see further future growth potential not only regionally but also with our broad product offering helping us reach our ambitious 2015 outlook targets and medium-term aspirations for 2017 and 2020.

Operational Targets for 2015 (Non-IFRS)

Our outlook for 2015 and beyond as outlined below is based on the modified income statement described in the Changes to Income Statement Structure section in this interim management report.

Revenue and Operating Profit Outlook

We reiterate the following 2015 outlook:

•

Based on the strong momentum in SAP’s cloud business the Company expects full-year 2015 non-IFRS cloud subscriptions and support revenue to be in a range of €1.95 - €2.05 billion at constant currencies (2014: €1.10 billion). The upper end of this range represents a growth rate of 86% at constant currencies. Concur and Fieldglass are expected to contribute approximately 50 percentage points to this growth.

•	The Company expects full-year 2015 non-IFRS cloud and software revenue to increase by 8% - 10% at constant currencies (2014: €14.33 billion).

•	The Company expects full-year 2015 non-IFRS operating profit to be in a range of €5.6 billion - €5.9 billion at constant currencies (2014: €5.64 billion).

While the Company’s full-year 2015 business outlook is at constant currencies, actual currency reported figures are expected to continue to be impacted by currency exchange rate fluctuations. If exchange rates stay at the June 2015 average level for the rest of the year, the Company would expect approximately a 5 to 8 percentage points currency benefit on cloud and software growth and 5 to 8 percentage points currency benefit on operating profit growth for the third quarter of 2015 and 6 to 9 percentage points and 7 to 10 percentage points respectively for the full-year 2015.

The above mentioned indication for the expected currency exchange rate impact on actual currency reported figures replaces the earlier indication disclosed on April 21, 2015 in our Interim Report January – March 2015.

We expect that total revenue (non-IFRS) will continue to depend largely on the software license and support revenue (non-IFRS) which results mainly from the Applications, Technology & Services segment.

Since the revenue (non-IFRS) from Concur was for the first time consolidated and included in the SAP Business Network segment at the end of the fourth quarter of 2014, a particularly strong cloud subscriptions and support revenue (non-IFRS) growth is expected in this segment.

Differences Between IFRS and Non-IFRS Measures

As noted above, our guidance is based on non-IFRS measures at constant currencies. The following provides additional insight into the impact of the constant currency notion and the items by which our IFRS measures and non-IFRS measures differ.

The following table shows the estimates of the items that represent the differences between our non-IFRS financial measures and our IFRS financial measures.

Non-IFRS Measures

€ millions	Estimated Amounts for 1/1 – 12/31/20151)	Actual Amounts from 1/1 – 6/30/2015	Actual Amounts from 1/1 – 6/30/2014
Revenue adjustments	<20	8	5
Share-based payment expenses 2),3)	610 to 650	314	124
Acquisition-related charges 4)	730 to 780	371	261
Restructuring	470 to 530	418	54

1)

All adjusting items are partly incurred in currencies other than the euro. Consequently, the amounts are subject to currency volatility. All estimates for 2015 provided in the table are at actual currency and are calculated based on certain assumptions regarding the developments of the different currency exchange rates. Depending on the future development of these exchange rates, the total amounts for 2015 may differ significantly from the estimates provided in the table above. The reader should remember that SAP’s outlook is based on constant currency.

2)

Our share-based payment expenses are subject, among other factors, to share price volatility, anticipated achievement of financial KPIs (Key Performance Indicators) objectives, and fluctuations in SAP’s workforce. The estimates in the table above are based on certain assumptions regarding these factors. Depending on how these factors change in the future, the total expense for 2015 may differ significantly from these estimates.

INTERIM REPORT JANUARY – JUNE 2015	21

3)

The estimates provided above for share-based payments expenses include grants under existing programs. New share-based payments plans may make the total amounts for 2015 differ significantly from these estimates.

4)

The estimates provided above for acquisition-related charges are based on the acquisitions made by SAP up to the day of this document. Subsequent acquisitions may cause the total amounts for 2015 to differ from these estimates.

The Company expects a full-year 2015 effective tax rate (IFRS) of 25.0% to 26.0% (2014: 24.7%) and an effective tax rate (non-IFRS) of 26.5% to 27.5% (2014: 26.1%).

Goals for Liquidity, Finance, Investments, and Dividends

On June 30, 2015, we had a negative net liquidity. We believe that our liquid assets combined with our undrawn credit facilities are sufficient to meet our present operating financing needs also in the second half of 2015 and, together with expected cash flows from operations, will support debt repayments and our currently planned capital expenditure requirements over the near term and medium term. We intend to repay a US$300 million U.S. private placement and a €550 million Eurobond when they mature in October and November 2015, respectively. Furthermore, in the first half of 2015 we repaid €770 million in bank loans that we had taken in connection with the Concur acquisition and refinanced another part through the issuance of Eurobonds amounting to €1.75 billion. By the time of this report, we have no concrete plans for future share buybacks.

Excepting acquisitions, our planned capital expenditures for 2015 and 2016 can be covered in full by operating cash flow. They will mainly be spent on property improvements planned in Bangalore (India), Dubai (United Arab Emirates), Shanghai (China), New York City (United States), San Ramon (United States), Potsdam (Germany), Walldorf (Germany) and Ra’anana (Israel). We expect investments from these activities of approximately €170 million during the next two years.

As discussed in our 2014 Integrated Report and our 2014 Annual Report on Form 20-F, we have amended our dividend policy: We intend to continue paying an annual dividend totaling more than 35% of profit after tax.

Premises on Which Our Outlook Is Based

In preparing our outlook guidance, we have taken into account all events known to us at the time we prepared this report that could influence SAP’s business going forward.

Among the premises on which this outlook is based are those presented concerning economic development and the assumption that there will be no effects from a major acquisition.

Non-Financial Goals 2015

In addition to our financial goals, we also focus on two non-financial targets: customer loyalty and employee engagement.

We believe it is essential that our employees are engaged, drive our success, and support our strategy. Therefore, we remain committed to increasing our employee engagement index score to 82% by the end of 2015 (2014: 79%).

Further, our customers’ satisfaction with the solutions we offer is very important to us. We want our customers to not only be satisfied, but also see us as a trusted partner for innovation. We measure this customer loyalty metric using the Customer Net Promoter Score (NPS). For 2015, we aim to achieve a combined (on-premise and cloud) NPS score of 24%.

Medium-Term Prospects

Our medium-term prospects as discussed in our 2014 Integrated Report and our 2014 Annual Report on Form 20-F did not change in the first six months of 2015.

In this section, all discussion of the medium-term prospects is based exclusively on non-IFRS measures.

SAP expects to grow its more predictable revenue business while steadily increasing operating profit. Our strategic objectives are focused primarily on the following financial and non-financial objectives: growth, profitability, customer loyalty, and employee engagement.

Looking beyond 2015, SAP updated its ambition for 2017 in the beginning of the year. We continue to expect fast growth in our cloud business, with cloud subscriptions and support revenue reaching a range between €3.5 billion to €3.6 billion in 2017. Total revenue is expected to reach €21 billion to €22 billion and operating profit is expected to be between €6.3 billion and €7.0 billion in 2017.

The changes to the 2017 goals reflect the impact of the Concur acquisition and anticipated faster customer adoption of SAP’s managed cloud offering. SAP also anticipates that its fast-growing cloud business along with growth in support revenue will drive a higher share of more predictable revenue, with the total of cloud subscriptions and support revenue and software support revenue reaching 65% to 70% of total revenue in 2017 (2014: 57%).

By 2017, SAP’s rapidly growing cloud subscriptions and support revenue is expected to be close to software license revenue – and is expected to exceed software licenses revenue in 2018. At that time, SAP expects to reach a scale in its cloud business that will clear the way for accelerated operating profit expansion.

22	INTERIM MANAGEMENT REPORT

In the beginning of the year, SAP also set high-level ambitions for 2020, with 2020 cloud subscriptions and support revenue expected to reach €7.5 billion to €8.0 billion. Total revenue is expected to be between €26 billion and €28 billion and operating profit is expected to be in a range of €8 billion to €9 billion in 2020. We expect the share of more predictable revenue to grow further, with the total of cloud subscriptions and support revenue and software support revenue reaching between 70% and 75% of total revenue in 2020. To realize the expected increase in operating profit, until 2020 SAP aims to grow gross profit from cloud subscriptions and support (defined as the difference between cloud subscription and support revenue and the respective cost of revenue) by a compound annual growth rate of approximately 40% on the 2014 figure. This growth is expected to result in a cloud subscription and support gross margin; in other words, the gross margin derived from the cloud subscription and support gross profit that is approximately 9 percentage points higher in 2020 than in 2014 (2014: 64%). In the same period, our target is to grow gross profit from software licenses and support by a compound annual growth rate of approximately 3%, leading to an improvement in the software licenses and support gross margin of approximately 2 percentage points (2014: 86%).

SAP anticipates that the gross margins of the various cloud business models will continue to differ significantly in the long term. While the gross margin from public cloud subscriptions and from the business network are both expected to reach approximately 80% long term, we anticipate that in the long-term, gross margin on managed cloud offerings will be about 40%. In addition, based on subscription bookings, we expect, once our cloud business has achieved a mature state, approximately 80% of the cloud subscription business will be generated from existing contracts and their renewals (2014: approximately 60%) and approximately 20% from new business (2014: approximately 40%).

Opportunities

We have comprehensive opportunity-management structures in place, which are intended to enable us to recognize and analyze opportunities early and to take the appropriate action. The opportunities remain largely unchanged since 2014, and are discussed more fully in our 2014 Integrated Report.

EVENTS AFTER THE REPORTING PERIOD

The Supervisory Board of SAP SE appointed Quentin Clark in his role as Chief Technology Officer to the Global Managing Board, as of July 15, 2015.

INTERIM REPORT JANUARY – JUNE 2015	23

CONSOLIDATED INTERIM FINANCIAL STATEMENTS – IFRS (Unaudited)

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

24	CONSOLIDATED INTERIM FINANCIAL STATEMENTS - IFRS

CONSOLIDATED INCOME STATEMENTS OF SAP GROUP – QUARTER

For the three months ended June 30

€ millions, unless otherwise stated	Notes	2015	2014	Change in %
Cloud subscriptions and support		552	241	129
Software licenses		979	957	2
Software support		2,531	2,158	17
Software licenses and support		3,510	3,116	13
Cloud and software		4,062	3,357	21
Services		908	794	14
Total revenue		4,970	4,151	20

Cost of cloud subscriptions and support		–212	–105	>100
Cost of software licenses and support		–560	–517	8
Cost of cloud and software		–772	–621	24
Cost of services		–835	–667	25
Total cost of revenue		–1,607	–1,289	25
Gross profit		3,363	2,862	18
Research and development		–728	–566	29
Sales and marketing		–1,314	–1,049	25
General and administration		–256	–218	17
Restructuring	(5)	–367	–39	>100
TomorrowNow and Versata litigation		0	–289	<-100
Other operating income/expense, net		3	–3	<-100
Total operating expenses		–4,269	–3,453	24
Operating profit		701	698	1

Other non-operating income/expense, net		–53	4	<-100
Finance income		39	47	–17
Finance costs		–50	–30	69
Financial income, net		–11	17	<-100
Profit before tax		637	719	–11
Income tax TomorrowNow and Versata litigation		0	76	<-100
Other income tax expense		–168	–239	–30
Income tax expense		–168	–163	3
Profit after tax		469	556	–16
attributable to owners of parent		471	557	–15
attributable to non-controlling interests		–3	–1	>100

Earnings per share, basic (in €)1)	(7)	0.39	0.47	–16
Earnings per share, diluted (in €)1)	(7)	0.39	0.47	–16

1)

For the three months ended June 30, 2015 and 2014, the weighted average number of shares was 1,196 million (diluted 1,198 million) and 1,194 million (diluted: 1,197 million), respectively (treasury stock excluded).

Due to rounding, numbers may not add up precisely.

INTERIM REPORT JANUARY – JUNE 2015	25

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME OF SAP GROUP – QUARTER

For the three months ended June 30

€ millions	2015	2014
Profit after tax	469	556
Items that will not be reclassified to profit or loss
Remeasurements on defined benefit pension plans	8	–2
Income tax relating to items that will not be reclassified	–2	3
Other comprehensive income after tax for items that will not be reclassified to profit or loss	6	1
Items that will be reclassified subsequently to profit or loss
Exchange differences	–714	126
Available-for-sale financial assets	100	8
Cash flow hedges	59	–26
Income tax relating to items that will be reclassified	–19	14
Other comprehensive income after tax for items that will be reclassified to profit or loss	–574	122
Other comprehensive income net of tax	–569	123
Total comprehensive income	–100	679
attributable to owners of parent	–97	680
attributable to non-controlling interests	–3	–1

Due to rounding, numbers may not add up precisely.

26	CONSOLIDATED INTERIM FINANCIAL STATEMENTS - IFRS

CONSOLIDATED INCOME STATEMENTS OF SAP GROUP – HALF-YEAR

For the six months ended June 30

€ millions, unless otherwise stated	Notes	2015	2014	Change in %
Cloud subscriptions and support		1,056	460	129
Software licenses		1,675	1,581	6
Software support		4,985	4,255	17
Software licenses and support		6,660	5,836	14
Cloud and software		7,715	6,296	23
Services		1,751	1,553	13
Total revenue		9,467	7,849	21

Cost of cloud subscriptions and support		–409	–188	>100
Cost of software licenses and support		–1,103	–1,016	9
Cost of cloud and software		–1,512	–1,204	26
Cost of services		–1,654	–1,321	25
Total cost of revenue		–3,166	–2,525	25
Gross profit		6,301	5,324	18
Research and development		–1,451	–1,116	30
Sales and marketing		–2,568	–2,016	27
General and administration		–528	–423	25
Restructuring	(5)	–418	–54	>100
TomorrowNow and Versata litigation		0	–290	<-100
Other operating income/expense, net		3	–4	<-100
Total operating expenses		–8,128	–6,428	26
Operating profit		1,339	1,421	–6

Other non-operating income/expense, net		–201	–7	>100
Finance income		87	69	26
Finance costs		–109	–61	81
Financial income, net		–22	9	<-100
Profit before tax		1,115	1,423	–22
Income tax TomorrowNow and Versata litigation		0	77	<-100
Other income tax expense		–233	–409	–43
Income tax expense		–233	–332	–30
Profit after tax		882	1,090	–19
attributable to owners of parent		885	1,091	–19
attributable to non-controlling interests		–3	–1	>100

Earnings per share, basic (in €)1)	(7)	0.74	0.91	–19
Earnings per share, diluted (in €)1)	(7)	0.74	0.91	–19

1)

For the six months ended June 30, 2015 and 2014, the weighted average number of shares was 1,196 million (diluted 1,198 million) and 1,194 million (diluted: 1,197 million), respectively (treasury stock excluded).

Due to rounding, numbers may not add up precisely.

INTERIM REPORT JANUARY – JUNE 2015	27

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME OF SAP GROUP – HALF-YEAR

For the six months ended June 30

€ millions	2015	2014
Profit after tax	882	1,090
Items that will not be reclassified to profit or loss
Remeasurements on defined benefit pension plans	1	1
Income tax relating to items that will not be reclassified	–2	1
Other comprehensive income after tax for items that will not be reclassified to profit or loss	–1	2
Items that will be reclassified subsequently to profit or loss
Exchange differences	1,541	142
Available-for-sale financial assets	151	17
Cash flow hedges	–13	–34
Income tax relating to items that will be reclassified	18	11
Other comprehensive income after tax for items that will be reclassified to profit or loss	1,697	136
Other comprehensive income net of tax	1,695	138
Total comprehensive income	2,578	1,228
attributable to owners of parent	2,581	1,229
attributable to non-controlling interests	–3	–1

Due to rounding, numbers may not add up precisely.

28	CONSOLIDATED INTERIM FINANCIAL STATEMENTS - IFRS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION OF SAP GROUP

as at June 30, 2015 and December 31, 2014

€ millions	Notes	2015	2014
Cash and cash equivalents		3,923	3,328
Other financial assets	(8)	381	678
Trade and other receivables	(9)	4,521	4,342
Other non-financial assets		634	435
Tax assets		252	215
Total current assets		9,710	8,999

Goodwill		22,157	20,866
Intangible assets		4,557	4,604
Property, plant, and equipment		2,145	2,102
Other financial assets	(8)	1,336	1,021
Trade and other receivables	(9)	90	100
Other non-financial assets		167	164
Tax assets		262	231
Deferred tax assets		520	230
Total non-current assets		31,233	29,319
Total assets		40,944	38,318

as at June 30, 2015 and December 31, 2014

€ millions	Notes	2015	2014
Trade and other payables		989	1,035
Tax liabilities		169	339
Financial liabilities	(10)	1,778	2,561
Other non-financial liabilities		2,144	2,810
Provision TomorrowNow and Versata litigation		0	1
Other provisions		494	149
Provisions		494	150
Deferred income	(11)	4,196	1,680
Total current liabilities		9,769	8,575

Trade and other payables		66	55
Tax liabilities		387	371
Financial liabilities	(10)	9,097	8,980
Other non-financial liabilities		261	219
Provisions		154	151
Deferred tax liabilities		344	356
Deferred income	(11)	63	78
Total non-current liabilities		10,373	10,210
Total liabilities		20,142	18,785

Issued capital		1,229	1,229
Share premium		533	614
Retained earnings		17,883	18,317
Other components of equity		2,260	563
Treasury shares		–1,133	–1,224
Equity attributable to owners of parent		20,772	19,499

Non-controlling interests		31	34
Total equity	(12)	20,802	19,533
Total equity and liabilities		40,944	38,318

Due to rounding, numbers may not add up precisely.

INTERIM REPORT JANUARY – JUNE 2015	29

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY OF SAP GROUP

For the six months ended June 30

€ millions	Equity Attributable to Owners of Parent								Non- Controlling Interests	Total Equity
	Issued Capital	Share Premium	Retained Earnings	Other Components of Equity			Treasury Shares	Total
				Exchange Diffe- rences	Available- for-Sale Financial Assets	Cash Flow Hedges
January 1, 2014	1,229	551	16,258	–820	82	20	–1,280	16,040	8	16,048
Profit after tax			1,091					1,091	–1	1,090
Other comprehensive income			2	144	17	–25		138		138
Comprehensive income			1,093	144	17	–25		1,229	–1	1,228
Share-based payments		3						3		3
Dividends			–1,194					–1,194		–1,194
Reissuance of treasury shares under share-based payments		24					47	71		71
Other changes			–1					–1		–1
June 30, 2014	1,229	578	16,156	–676	99	–5	–1,234	16,147	7	16,154
January 1, 2015	1,229	614	18,317	361	211	–8	–1,224	19,499	34	19,533
Profit after tax			885					885	–3	882
Other comprehensive income			–1	1,556	150	–10		1,695		1,695
Comprehensive income			884	1,556	150	–10		2,581	–3	2,578
Share-based payments		–154						–154		–154
Dividends			–1,316					–1,316		–1,316
Reissuance of treasury shares under share-based payments		72					91	164		164
Other changes			–1					–1		–1
June 30, 2015	1,229	533	17,883	1,917	361	–18	–1,133	20,772	31	20,802

Due to rounding, numbers may not add up precisely.

30	CONSOLIDATED INTERIM FINANCIAL STATEMENTS - IFRS

CONSOLIDATED STATEMENTS OF CASH FLOWS OF SAP GROUP

For the six months ended June 30

€ millions	2015	2014
Profit after tax	882	1,090
Adjustments to reconcile profit after taxes to net cash provided by operating activities:
Depreciation and amortization	646	478
Income tax expense	233	332
Financial income, net	22	–9
Decrease/increase in sales and bad debt allowances on trade receivables	14	16
Other adjustments for non-cash items	–21	32
Decrease/increase in trade and other receivables	32	297
Decrease/increase in other assets	–156	–168
Decrease/increase in trade payables, provisions, and other liabilities	–412	–593
Decrease/increase in deferred income	2,361	1,855
Interest paid	–90	–73
Interest received	40	27
Income taxes paid, net of refunds	–776	–709
Net cash flows from operating activities	2,775	2,575

Business combinations, net of cash and cash equivalents acquired	–10	–729
Cash receipts from derivative financial instruments related to business combinations	266	0
Total cashflows for business combinations, net of cash and cash equivalents acquired	256	–729
Purchase of intangible assets and property, plant, and equipment	–276	–304
Proceeds from sales of intangible assets or property, plant, and equipment	27	27
Purchase of equity or debt instruments of other entities	–1,099	–713
Proceeds from sales of equity or debt instruments of other entities	868	721
Net cash flows from investing activities	–224	–998

Dividends paid	–1,316	–1,194
Proceeds from reissuance of treasury shares	24	27
Proceeds from borrowings	1,745	500
Repayments of borrowings	–2,520	–586
Net cash flows from financing activities	–2,067	–1,253

Effect of foreign currency rates on cash and cash equivalents	111	51
Net decrease/increase in cash and cash equivalents	595	375
Cash and cash equivalents at the beginning of the period	3,328	2,748
Cash and cash equivalents at the end of the period	3,923	3,123

Due to rounding, numbers may not add up precisely.

INTERIM REPORT JANUARY – JUNE 2015	31

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(1) General Information About Consolidated Interim Financial Statements

The accompanying Consolidated Interim Financial Statements of SAP SE and its subsidiaries (collectively, “we,” “us,” “our,” “SAP,” “Group,” and “Company”) have been prepared in accordance with the International Financial Reporting Standards (IFRS) and in particular in compliance with International Accounting Standard (IAS) 34. The designation IFRS includes all standards issued by the International Accounting Standards Board (IASB) and related interpretations issued by the IFRS Interpretations Committee (IFRIC). The variances between the applicable IFRS standards as issued by the IASB and the standards as used by the European Union are not relevant to these financial statements.

Certain information and disclosures normally included in the notes to annual financial statements prepared in accordance with IFRS have been condensed or omitted. We believe that the disclosures made are adequate and that the information gives a true and fair view.

Our business activities are influenced by certain seasonal effects. Historically, our overall revenue tends to be highest in the fourth quarter. Interim results are therefore not necessarily indicative of results for a full year.

Amounts reported in previous years have been reclassified as appropriate to conform to the presentation in this interim report.

These unaudited condensed Consolidated Interim Financial Statements should be read in conjunction with SAP’s audited Consolidated IFRS Financial Statements for the Year Ended December 31, 2014, included in our 2014 Integrated Report and our 2014 Annual Report on Form 20-F.

Due to rounding, numbers presented throughout these Interim Financial Statements may not add up precisely to the totals we provide and percentages may not precisely reflect the absolute figures.

(2) Scope of Consolidation

Our changes in the scope of consolidation in the first half of 2015 were not material to our Consolidated Financial Statements.

For more information about our business combinations and the effect on our Consolidated Financial Statements, see Note (4) and our 2014 Integrated Report.

(3) Summary of Significant Accounting Policies

The Interim Financial Statements were prepared based on the same accounting policies as those applied and described in the Consolidated Financial Statements as at December 31, 2014. Our significant accounting policies are summarized in the Notes to the Consolidated Financial Statements. For more information, see our 2014 Integrated Report, Notes to the Consolidated Financial Statements section, Note (3).

Newly Adopted Accounting Standards

The new accounting standards adopted in the first half of 2015 did not have a material impact on our Consolidated Financial Statements.

New Accounting Standards Not Yet Adopted

For more information about new accounting standards not yet adopted, see our 2014 Integrated Report, Notes to the Consolidated Financial Statements section, Note (3).

(4) Business Combinations

During the first half of 2015 we have not completed any acquisitions.

Acquisitions made in the preceding year, including the acquisition of Concur on December 4, 2014, are described in our 2014 Integrated Report. Amounts reported in previous quarters have been updated to reflect measurement period adjustments made to the opening balance sheet of Concur.

32	CONSOLIDATED INTERIM FINANCIAL STATEMENTS – IFRS

(5) Restructuring

Restructuring expenses were as follows:

Restructuring Expenses

€ millions	Q2 2015	1/1- 6/30/2015	Q2 2014	1/1- 6/30/2014
Employee-related restructuring expenses	366	417	38	51
Facility-related restructuring expenses	1	1	1	3
Restructuring expenses	367	418	39	54

If not presented separately, these expenses would break down in our income statements as follows:

Restructuring Expenses by Functional Area

€ millions	Q2 2015	1/1- 6/30/2015	Q2 2014	1/1- 6/30/2014
Cost of cloud and software	53	60	4	6
Cost of services	129	145	3	5
Research and development	101	109	15	16
Sales and marketing	73	88	12	20
General and administration	11	16	5	7
Restructuring expenses	367	418	39	54

(6) Employee Benefits Expense and Headcount

Employee benefits expense comprises the following:

Employee Benefits Expense

€ millions	Q2 2015	1/1- 6/30/2015	Q2 2014	1/1- 6/30/2014
Salaries	1,843	3,600	1,549	3,015
Social security expenses	256	554	217	457
Share-based payment expenses	135	314	76	124
Pension expenses	64	141	53	113
Employee-related restructuring expenses	366	417	38	51
Termination benefits	6	14	4	12
Employee Benefits Expense	2,670	5,042	1,937	3,773

Acquired companies are only included in the employee benefits expense as of the company’s acquisition date. Concur is therefore not included in prior year numbers, Fieldglass is included since May 2, 2014.

On June 30, 2015, the breakdown of our full-time equivalent employee numbers by function and by region was as shown in the table below. The increase in headcount in the SAP Group to 74,381 employees is mainly due to the acquisition of Concur in December 2014.

Number of Employees (in Full-Time Equivalents)

	June 30, 2015				June 30, 2014
Full-Time Equivalents	EMEA	Americas	APJ	Total	EMEA	Americas	APJ	Total
Cloud and software	5,899	3,805	4,915	14,619	5,126	3,098	3,707	11,930
Services	7,275	4,241	3,443	14,959	7,136	4,432	2,919	14,487
Research and development	9,247	3,994	6,148	19,389	8,907	3,652	5,515	18,074
Sales and marketing	7,101	7,062	3,548	17,711	6,593	6,208	3,173	15,974
General and administration	2,461	1,661	1,017	5,139	2,421	1,441	758	4,620
Infrastructure	1,483	811	387	2,681	1,431	816	319	2,566
SAP Group (June 30)	33,467	21,574	19,456	74,497	31,614	19,647	16,391	67,651
Thereof acquisitions	0	0	0	0	49	324	15	388
SAP Group (average first half)	33,469	21,740	19,171	74,381	31,293	19,582	16,133	67,008

INTERIM REPORT JANUARY – JUNE 2015	33

The allocations of expenses for share-based payments to the various expense items are as follows:

Share-Based Payments

€ millions	Q2 2015	1/1- 6/30/2015	Q2 2014	1/1- 6/30/2014
Cost of cloud and software	15	32	8	13
Cost of services	25	56	17	25
Research and development	40	80	21	31
Sales and marketing	46	96	22	34
General and administration	9	51	8	21
Share-based payments	135	314	76	124

For more information about our share-based payments, see Note 14.

(7) Earnings per Share

Earnings per Share

€ millions, unless otherwise stated	Q2 2015	1/1- 6/30/2015	Q2 2014	1/1- 6/30/2014
Profit attributable to equity holders of SAP SE	471	885	557	1,091
Issued ordinary shares1)	1,229	1,229	1,229	1,229
Effect of treasury shares1)	–32	–33	–34	–34
Weighted average shares outstanding, basic1)	1,196	1,196	1,194	1,194
Dilutive effect of share-based payments1)	2	2	3	3
Weighted average shares outstanding, diluted1)	1,198	1,198	1,197	1,197

Earnings per share, basic, attributable to equity holders of SAP SE (in €)	0.39	0.74	0.47	0.91
Earnings per share, diluted, attributable to equity holders of SAP SE (in €)	0.39	0.74	0.47	0.91

1)	Number of shares in millions

34	CONSOLIDATED INTERIM FINANCIAL STATEMENTS – IFRS

(8) Other Financial Assets

Other financial assets comprise the following:

Other Financial Assets

	June 30, 2015
€ millions	Current	Non- Current	Total
Loans and other financial receivables	238	310	548
Debt investments	67	0	67
Equity investments	1	861	862
Available-for-sale financial assets	67	861	928
Derivatives	76	95	171
Investments in associates	0	69	69
Total	381	1,336	1,716

	December 31, 2014
€ millions	Current	Non- Current	Total
Loans and other financial receivables	173	286	459
Debt investments	40	0	40
Equity investments	1	596	597
Available-for-sale financial assets	41	596	637
Derivatives	464	90	554
Investments in associates	0	49	49
Total	678	1,021	1,699

(9) Trade and Other Receivables

Trade and other receivables comprise the following:

Trade and Other Receivables

	June 30, 2015
€ millions	Current	Non- Current	Total
Trade receivables, net	4,452	1	4,453
Other receivables	69	89	158
Total	4,521	90	4,611

	December 31, 2014
€ millions	Current	Non- Current	Total
Trade receivables, net	4,253	1	4,254
Other receivables	89	99	188
Total	4,342	100	4,442

The carrying amounts of our trade receivables and related allowances were as follows:

Carrying Amounts of Trade Receivables

€ millions	6/30/ 2015	12/31/ 2014
Gross carrying amount	4,661	4,442
Sales allowances charged to revenue	–144	–135
Allowance for doubtful accounts charged to expense	–63	–52
Carrying amount trade receivables, net	4,453	4,254

INTERIM REPORT JANUARY – JUNE 2015	35

(10) Financial Liabilities

Financial liabilities comprise the following:

Financial Liabilities

€ millions	June 30, 2015
	Nominal Volume		Carrying Amount
	Current	Non-Current	Current	Non-Current	Total
Bonds	551	5,750	550	5,717	6,268
Private placement transactions	804	1,564	804	1,565	2,369
Bank loans	13	1,750	13	1,741	1,754
Financial debt	1,368	9,064	1,367	9,024	10,391
Derivatives	NA	NA	252	69	321
Other financial liabilities	NA	NA	159	4	163
Financial liabilities			1,778	9,097	10,875

€ millions	December 31, 2014
	Nominal Volume		Carrying Amount
	Current	Non-Current	Current	Non-Current	Total
Bonds	631	4,000	630	3,998	4,628
Private placement transactions	247	1,936	247	1,948	2,195
Bank loans	1,279	3,000	1,277	2,985	4,262
Financial debt	2,157	8,936	2,154	8,931	11,085
Derivatives	NA	NA	287	46	333
Other financial liabilities	NA	NA	120	4	124
Financial liabilities			2,561	8,980	11,542

(11) Deferred Income

On June 30, 2015, our current deferred income was €4,196 million (December 31, 2014: €1,680 million) and our non-current deferred income was €63 million (December 31, 2014: €78 million). On June 30, 2015, current deferred income includes a total of €789 million in deferred revenue (December 31, 2014: €689 million; June 30, 2014: €445 million), which in future will likely be recognized as revenue from cloud subscriptions and support.

(12) Total Equity

Issued Shares

On June 30, 2015, SAP SE had 1,228,504,232 no-par issued shares (December 31, 2014: 1,228,504,232) issued with a calculated nominal value of €1 per share. Thus, issued shares remain unchanged in the first half of 2015.

Treasury Shares

In the first half of 2015, we did not acquire shares for treasury, and 2.5 million (Q2 2015: 2.4 million) shares were disposed at an average price of €36.80 (Q2 2015: €36.80) per share.

In the first half of 2014, we did not acquire shares for treasury, 1.3 million (Q2 2014: 1.2 million) shares were disposed at an average price of €36.79 (Q2 2014: €36.79) per share.

Share sales in 2015 and 2014 were in connection with our share-based payments, which are described in our 2014 Integrated Report, Notes to the Consolidated Financial Statements section, Note (28).

36	CONSOLIDATED INTERIM FINANCIAL STATEMENTS – IFRS

Other Comprehensive Income

The component of other comprehensive income before tax that will be reclassified to profit or loss in the future includes the following items for the second quarter:

€ millions	Q2 2015	Q2 2014
Gains (losses) on exchange differences	–714	126
Gains (losses) on remeasuring available-for-sale financial assets	100	8
Reclassification adjustments on available-for-sale financial assets	0	0
Available-for-sale financial assets	100	8
Gains (losses) on cash flow hedges	24	–22
Reclassification adjustments on cash flow hedges	35	–4
Cash flow hedges	59	–26

The component of other comprehensive income before tax that will be reclassified to profit or loss in the future includes the following items for the first half year:

€ millions	1/1- 6/30/2015	1/1- 6/30/2014
Gains (losses) on exchange differences	1,541	142
Gains (losses) on remeasuring available-for-sale financial assets	151	19
Reclassification adjustments on available-for-sale financial assets	0	–2
Available-for-sale financial assets	151	17
Gains (losses) on cash flow hedges	–75	–20
Reclassification adjustments on cash flow hedges	62	–14
Cash flow hedges	–13	–34

(13) Litigation and Claims

We are subject to a variety of claims and lawsuits that arise from time to time in the ordinary course of our business, including proceedings and claims that relate to companies we have acquired, claims that relate to customers demanding indemnification for proceedings initiated against them based on their use of SAP software, and claims that relate to customers’ being dissatisfied with the products and services that we have delivered to them. We will continue to vigorously defend against all claims and lawsuits against us. We currently believe that resolving the claims and lawsuits pending as of June 30, 2015, will neither individually nor in the aggregate have a material adverse effect on our business, financial position, profit, or cash flows. Consequently, the provisions recorded for these claims and lawsuits as of June 30, 2015, are neither individually nor in aggregate material to SAP.

However, the outcome of litigation and claims is intrinsically subject to considerable uncertainty. Management’s view of the litigation may also change in the future. Actual outcomes of litigation and claims may differ from the assessments made by management in prior periods, which could result in a material impact on our business, financial position, profit, cash flows, or reputation. Most of the lawsuits and claims are of a very individual nature and claims are either not quantified by the claimants or claim amounts quantified are, based on historical evidence, not expected to be a good proxy for the expenditure that would be required to settle the case concerned. The specifics of the jurisdictions where most of the claims are located further impair the predictability of the outcome of the cases. Therefore, it is not practicable to reliably estimate the financial effect that these lawsuits and claims would have if SAP were to incur expenditure for these cases.

Among the claims and lawsuits are the following classes:

Intellectual Property-Related Litigation and Claims

Intellectual property-related litigation and claims comprise cases in which third parties have threatened or initiated litigation claiming that SAP violates one or more intellectual property rights that they possess. Such intellectual property rights may include patents, copyrights, and other similar rights.

There have been no significant changes to the amount of provisions recorded for intellectual property-related litigation and claims compared to the amounts disclosed in our 2014 Integrated Report, Notes to the Consolidated Financial Statements section, Note (19b).

Contingent liabilities exist from intellectual property-related litigation and claims for which no provision has been recognized. There have been no significant changes in contingent liabilities since December 31, 2014.

Individual cases of intellectual property-related litigation and claims comprise:

In April 2007, United States-based Versata Software, Inc. (formerly Trilogy Software, Inc.) (Versata) instituted legal proceedings in the United States District Court for the Eastern District of Texas against SAP. Versata alleged that SAP’s products infringe one or more of the claims in patents held by Versata. In August 2014, after numerous legal proceedings (for details, see our 2014 Integrated Report, Notes to the Consolidated Financial Statements section, Note (24)), Versata and SAP entered into a Patent License and Settlement Agreement (the “Agreement”) to settle the patent litigation between the companies. Under the terms of the Agreement, Versata has licensed to SAP certain patents in exchange for a one-time cash payment and a potential additional contingent

INTERIM REPORT JANUARY – JUNE 2015	37

payment. The Agreement also provides for general releases, indemnification for its violation, and dismisses the existing litigation with prejudice.

In February 2010, United States-based TecSec, Inc. (TecSec) instituted legal proceedings in the United States against SAP (including its subsidiary Sybase), and many other defendants. TecSec alleged that SAP’s and Sybase’s products infringe one or more of the claims in five patents held by TecSec. In its complaint, TecSec seeks unspecified monetary damages and permanent injunctive relief. The trial has not yet been scheduled. The legal proceedings were stayed against all defendants pending a decision from the U.S. Supreme Court on SAP’s and other defendants’ request for review. Supreme Court review was declined in June 2014. The lawsuit has resumed at the district court but only with respect to one defendant. The lawsuit against SAP and Sybase remains stayed.

In April 2010, SAP instituted legal proceedings (a Declaratory Judgment action) in the United States against Wellogix, Inc. and Wellogix Technology Licensing, LLC (Wellogix). The lawsuit seeks a declaratory judgment that five patents owned by Wellogix are invalid and/or not infringed by SAP. The trial has not yet been scheduled. The legal proceedings have been stayed pending the outcome of six reexaminations filed with the United States Patent and Trademark Office (USPTO). In September 2013, the USPTO issued a decision on four of the six reexaminations, invalidating every claim of each of the four patents. SAP is awaiting a decision on the two remaining reexamination requests. In response to SAP’s patent Declaratory Judgment action, Wellogix has re-asserted trade secret misappropriation claims against SAP (which had previously been raised and abandoned). The court granted SAP’s motion for an early dispositive decision on the trade secret claims; Wellogix’s appeal of that decision is pending. In February, 2015 SAP filed a declaratory judgment action in Frankfurt/Main, Germany asking the German court to rule that SAP did not misappropriate any Wellogix trade secret.

Customer-Related Litigation and Claims

Customer-related litigation and claims include cases in which we indemnify our customers against liabilities arising from a claim that our products infringe a third party’s patent, copyright, trade secret, or other proprietary rights. Occasionally, consulting or software implementation projects result in disputes with customers. Where customers are dissatisfied with the products and services that we have delivered to them in routine consulting contracts or development arrangements, we may grant functions or performance guarantees.

For more information about provisions recorded for customer-related litigation and claims, see our 2014 Integrated Report, Notes to the Consolidated Financial Statements section, Note (19b).

Contingent liabilities exist from customer-related litigation and claims for which no provision has been recognized. There have been no significant changes in contingent liabilities since December 31, 2014.

Non-Income Tax-Related Litigation and Claims

We are subject to ongoing audits by domestic and foreign tax authorities. Along with many other companies operating in Brazil, we are involved in various proceedings with Brazilian authorities regarding assessments and litigation matters on non-income taxes on intercompany royalty payments and intercompany services. The total potential amount related to these matters for all applicable years is approximately €87 million. We have not recorded a provision for these matters, as we believe that we will prevail.

38	CONSOLIDATED INTERIM FINANCIAL STATEMENTS – IFRS

(14) Share-Based Payments

For a detailed description of our share-based payment plans, see our 2014 Integrated Report, Notes to the Consolidated Financial Statements section, Note (28).

Stock Option Plan 2010 (2015 Tranche)

Under the Stock Option Plan 2010 (2015 Tranche), we granted 10.9 million cash-based virtual stock options to Global Executives and to SAP’s Top Rewards in 2015.

The vesting period is three years and the contractual term of the program is six years. The exercise price is €72.18 and the fair value on the grant date was €8.88.

Share Matching Plan 2015 (SMP 2015)

Under the SMP 2015, SAP offered its employees the opportunity to purchase SAP SE shares at a discount of 40%. The number of SAP shares an eligible employee was able to purchase was limited to a percentage of the employee’s annual base salary. After a holding period of three years, the employees receive one SAP share free of charge for every three shares held. The terms for the Global Executives are different. Instead of receiving a discount, Global Executives are granted two bonus shares for every three shares acquired and held during the three-year vesting period. In June 2015, the participants purchased 1.5 million SAP shares in aggregate at a discounted share price of €40.51. The discount of €36 million was expensed immediately. The fair value of the right to a bonus share was estimated on the grant date (June 5, 2015) at €62.98 per share, using a risk-free interest rate of –0.08%, a dividend yield of 1.67%, and an expected life of three years. The outstanding bonus shares under the Share Matching Plan (SMP) are as follows:

Number of outstanding awards under SMP

thousands	6/30/ 2015	12/31/ 2014
Outstanding awards	1,627	3,935

(15) Other Financial Instruments

A detailed overview of our other financial instruments, financial risk factors, and the management of financial risks are presented in Notes (25) to (27) to our Consolidated Financial Statements for 2014, which are included in our 2014 Integrated Report, and our 2014 Annual Report on Form 20-F.

Except for the issuance of a triple-tranche Eurobond transaction with a total volume of €1.75 billion there have been no significant changes to our financial risk management since December 31, 2014.

In the following, we disclose the fair value of financial instruments, valuation techniques and inputs used and the level of the fair value hierarchy within which the fair value measurements are categorized.

Fair Value of Financial Instruments

The table below shows the carrying amounts and fair values of financial assets and liabilities by category of financial instrument as well as by category in IAS 39 and the allocation to the fair value hierarchy as mandated by IFRS 13 as at the reporting date.

INTERIM REPORT JANUARY – JUNE 2015	39

Fair Values of Financial Instruments

€ millions		2015
		Carrying Amount	Measurement Categories		Fair Value
	Category		At Amortized Cost	At Fair Value	Level 1	Level 2	Level 3	Total
Assets
Cash and cash equivalents[1]	L&R	3,923	3,923
Trade and other receivables		4,611
Trade receivables[1]	L&R	4,453	4,453
Other receivables[2]	–	158
Other financial assets		1,716
Available-for-sale financial assets
Debt investments	AFS	67		67	67			67
Equity investments	AFS	862		862	311	80	471	862
Investments in associates[2]	–	69
Loans and other financial receivables
Financial instruments related to employee benefit plans[2]	–	150
Other loans and other financial receivables	L&R	398	398			398		398
Derivative assets
Designated as hedging instrument
FX forward contracts	–	13		13		13		13
Interest rate swaps	–	63		63		63		63
Not designated as hedging instrument
FX forward contracts	HFT	24		24		24		24
Call options for share-based payments	HFT	57		57		57		57
Call option on equity shares	HFT	14		14			14	14
Liabilities
Trade and other payables		–1,055
Trade payables[1]	AC	–776	–776
Other payables[2]	–	–279
Financial liabilities		–10,875
Non-derivative financial liabilities
Loans	AC	–1,754	–1,754			–1,754		–1,754
Bonds	AC	–6,268	–6,268		–6,327			–6,327
Private placements	AC	–2,369	–2,369			–2,475		–2,475
Other non-derivative financial liabilities	AC	–163	–163			–163		–163
Derivatives
Designated as hedging instrument
FX forward contracts	–	–38		–38		–38		–38
Interest rate swaps	–	0		0		0		0
Not designated as hedging instrument
FX forward contracts	HFT	–283		–283		–283		–283
Total financial instruments, net		–1,679	–2,556	778	–5,949	–4,077	484	–9,542

40	CONSOLIDATED INTERIM FINANCIAL STATEMENTS – IFRS

€ millions		2014
		Carrying Amount	Measurement Categories		Fair Value
	Category		At Amortized Cost	At Fair Value	Level 1	Level 2	Level 3	Total
Assets
Cash and cash equivalents[1]	L&R	3,328	3,328
Trade and other receivables		4,442
Trade receivables[1]	L&R	4,254	4,254
Other receivables[2]	–	188
Other financial assets		1,699
Available-for-sale financial assets
Debt investments	AFS	40		40	40			40
Equity investments	AFS	597		597	108	101	388	597
Investments in associates[2]	–	49
Loans and other financial receivables
Financial instruments related to employee benefit plans[2]	–	136
Other loans and other financial receivables	L&R	324	324			324		324
Derivative assets
Designated as hedging instrument
FX forward contracts	–	10		10		10		10
Interest rate swaps	–	77		77		77		77
Not designated as hedging instrument
FX forward contracts	HFT	411		411		411		411
Call options for share-based payments	HFT	43		43		43		43
Call option on equity shares	HFT	13		13			13	13
Liabilities
Trade and other payables		–1,061
Trade payables[1]	AC	–756	–756
Other payables[2]	–	–305
Financial liabilities		–11,542
Non-derivative financial liabilities
Loans	AC	–4,261	–4,261			–4,261		–4,261
Bonds	AC	–4,628	–4,628		–4,810			–4,810
Private placements	AC	–2,195	–2,195			–2,301		–2,301
Other non-derivative financial liabilities	AC	–124	–124			–124		–124
Derivatives
Designated as hedging instrument
FX forward contracts	–	–22		–22		–22		–22
Interest rate swaps	–	–1		–1		–1		–1
Not designated as hedging instrument
FX forward contracts	HFT	–310		–310		–310		–310
Total financial instruments, net		–3,134	–4,060	858	–4,662	–6,054	400	–10,315

[1]	We do not disclose the fair value of cash and cash equivalents, trade receivables, and accounts payable as their carrying amounts are a reasonable approximation of their fair values.

[2]

Since the line items trade receivables, trade payables and other financial assets contain both financial and non-financial assets or liabilities (such as other taxes or advance payments), the carrying amounts of non-financial assets or liabilities are shown to allow a reconciliation to the corresponding line items in the Consolidated Statements of Financial Position.

INTERIM REPORT JANUARY – JUNE 2015	41

Fair Values of Financial Instruments Classified According IAS 39

€ millions					2015
		Carrying Amount	At Amortized Cost	At Fair Value	Out of scope of IFRS 7
Financial assets
At fair value through profit or loss	HFT	95		95
Available-for-sale	AFS	928		928
Loans and receivables	L&R	8,774	8,774
Financial liabilities
At fair value through profit or loss	HFT	–283		–283
At amortized cost	AC	–11,330	–11,330
Outside scope of IAS 39
Financial instruments related to employee benefit plans		150			150
Investments in associates		69			69
Other receivables		158			158
Other payables		–279			–279
Derivatives designated as hedging instrument		38		38
Total financial instruments, net		–1,679	–2,556	778	98

€ millions					2014
		Carrying Amount	At Amortized Cost	At Fair Value	Out of scope of IFRS 7
Financial assets
At fair value through profit or loss	HFT	467		467
Available-for-sale	AFS	637		637
Loans and receivables	L&R	7,905	7,905
Financial liabilities
At fair value through profit or loss	HFT	–310		–310
At amortized cost	AC	–11,965	–11,965
Outside scope of IAS 39
Financial instruments related to employee benefit plans		136			136
Investments in associates		49			49
Other receivables		188			188
Other payables		–305			–305
Derivatives designated as hedging instrument		64		64
Total financial instruments, net		–3,134	–4,060	858	68

Determination of Fair Value

It is our policy to recognize transfers at the beginning of the respective period when the event or change in circumstances occurred that caused the transfer.

A detailed overview of the determination of fair value, the respective inputs as well as the classification of our other financial instruments into the fair value hierarchy of IFRS 13 are presented in Note (27) to our Consolidated Financial Statements for 2014, which are included in our 2014 Integrated Report, and our 2014 Annual Report on Form 20-F.

42	CONSOLIDATED INTERIM FINANCIAL STATEMENTS – IFRS

(16) Segment and Geographic Information

General Information

SAP has two reportable segments that are regularly reviewed by our Executive Board, which is responsible for assessing the performance of our Company and for making resource allocation decisions as our Chief Operating Decision Maker (CODM): Applications, Technology & Services and SAP Business Network. These segments are largely organized and managed separately according to their product and service offerings, notably whether the products and services relate to our business network activities or cover other areas of our business.

The Applications, Technology & Services segment derives its revenues primarily from the sale of software licenses, subscriptions to our cloud applications and related services (mainly support services and various professional services and premium support services, as well as implementation services of our software products and educational services on the use of our products).

The SAP Business Network segment emerged in early 2015 from combining all SAP network offerings (that is, predominantly the activities of the Concur business purchased end of 2014 and the activities of the Ariba and Fieldglass businesses acquired earlier) into one network of networks which covers sourcing, procurement, and travel and expense. The SAP Business Network segment derives its revenues mainly from transactional fees charged for the use of SAP’s cloud-based collaborative business network and from services relating to the SAP Business Network (including cloud applications, professional services, and educational services). Within the SAP Business Network segment, we mainly market and sell the cloud offerings developed by Ariba, Fieldglass, and Concur.

An acquired company is only included as of that company’s acquisition date. Concur is therefore included since December 4, 2014, Fieldglass is included since May 2, 2014.

Revenue and Results of Segments

€ millions	Applications, Technology & Services			SAP Business Network			Total Reportable Segments
	Q2 2015		Q2 2014	Q2 2015		Q2 2014	Q2 2015		Q2 2014
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency	Actual Currency
Cloud subscriptions and support	226	192	134	329	273	108	554	465	242
Software licenses	979	891	955	0	0	0	979	891	955
Software support	2,522	2,301	2,152	9	7	7	2,531	2,308	2,159
Software licenses and support	3,501	3,192	3,108	9	7	7	3,509	3,199	3,115
Cloud and software	3,726	3,384	3,242	337	280	114	4,064	3,664	3,357
Services	821	745	755	62	53	21	884	798	776
Total segment revenue	4,548	4,129	3,997	400	333	136	4,947	4,461	4,133
Cost of cloud subscriptions and support	–106	–97	–57	–80	–68	–30	–187	–165	–87
Cost of software licenses and support	–487	–440	–446	0	0	–2	–487	–440	–447
Cost of cloud and software	–594	–537	–502	–81	–68	–32	–674	–605	–534
Cost of services	–720	–665	–611	–49	–42	–23	–769	–707	–635
Total cost of revenue	–1,314	–1,202	–1,114	–129	–110	–55	–1,443	–1,312	–1,169
Segment gross profit	3,234	2,927	2,883	270	223	80	3,504	3,149	2,964
Total segment expenses	–1,435	–1,309	–1,267	–207	–175	–73	–1,642	–1,484	–1,339
Segment profit	1,799	1,617	1,617	63	48	8	1,862	1,665	1,625

INTERIM REPORT JANUARY – JUNE 2015	43

€ millions	Applications, Technology & Services			SAP Business Network			Total Reportable Segments
	1/1- 6/30/2015		1/1- 6/30/2014	1/1- 6/30/2015		1/1- 6/30/2014	1/1- 6/30/2015		1/1- 6/30/2014
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency	Actual Currency
Cloud subscriptions and support	428	365	261	634	529	201	1,063	895	463
Software licenses	1,675	1,518	1,566	0	0	0	1,675	1,517	1,566
Software support	4,967	4,531	4,244	17	14	14	4,984	4,544	4,257
Software licenses and support	6,642	6,048	5,810	16	13	13	6,659	6,062	5,823
Cloud and software	7,070	6,414	6,072	651	543	215	7,721	6,956	6,286
Services	1,606	1,456	1,490	117	97	41	1,723	1,553	1,531
Total segment revenue	8,676	7,870	7,562	768	640	256	9,444	8,510	7,818
Cost of cloud subscriptions and support	–206	–188	–101	–154	–132	–50	–360	–320	–151
Cost of software licenses and support	–958	–869	–878	0	0	–4	–958	–869	–882
Cost of cloud and software	–1,164	–1,057	–979	–155	–132	–53	–1,318	–1,189	–1,032
Cost of services	–1,447	–1,339	–1,220	–93	–80	–41	–1,540	–1,419	–1,261
Total cost of revenue	–2,611	–2,396	–2,199	–248	–212	–94	–2,858	–2,608	–2,293
Segment gross profit	6,066	5,473	5,363	520	428	162	6,586	5,902	5,525
Total segment expenses	–2,842	–2,609	–2,480	–391	–332	–134	–3,233	–2,940	–2,614
Segment profit	3,223	2,865	2,883	129	97	28	3,353	2,962	2,911

Information about assets and liabilities and additions to non-current assets by segment are not regularly provided to our Executive Board.

Measurement and Presentation

Our management reporting system reports our intersegment services as cost reductions and does not track them as internal revenue. Intersegment services mainly represent utilization of human resources of one segment by another segment on a project-by-project basis. Intersegment services are charged based on internal cost rates including certain indirect overhead costs, excluding a profit margin.

Most of our depreciation and amortization expense affecting segment profits is allocated to the segments as part of broader infrastructure allocations and is thus not tracked separately on the operating segment level. Depreciation and amortization expense that is directly allocated to the operating segments is immaterial in all operating segments presented.

Our management reporting system produces a variety of reports that differ by the currency exchange rates used in the accounting for foreign currency transactions and operations. Reports based on actual currencies use the same currency rates used in our financial statements while reports based on constant currency report revenues or expenses of the current period using the average exchange rates from the previous year’s respective period instead of the current period.

We measure the performance of our operating segments through an operating profit measure. The accounting policies applied in the measurements of operating segments’ revenue and profits differ, however, as follows from the IFRS accounting principles used to determine the operating profit measure in our income statement:

•

The measurement of the segment revenue and results includes the recurring revenues that would have been reflected by acquired entities had they remained stand-alone entities but which are not reflected as revenue under IFRS due to fair value accounting for customer contracts in effect at the time of an acquisition.

•	The measurement of the expenses exclude the following expenses:

•	Acquisition-related charges

•

Amortization expense/impairment charges of intangibles acquired in business combinations and certain stand-alone acquisitions of intellectual property (including purchased in-process research and development)

•	Settlements of pre-existing relationships in connection with a business combination

•	Acquisition-related third-party costs

•	Expenses from the TomorrowNow litigation and the Versata litigation

•	Share-based payment expenses

•	Restructuring expenses

•

Expenses of certain corporate-level activities are not allocated to our segments including finance, accounting, legal, human resources, and marketing. They are disclosed in the reconciliation under other expenses.

The segment information for prior periods has been restated to conform to the new two-segment-structure.

44	CONSOLIDATED INTERIM FINANCIAL STATEMENTS – IFRS

Reconciliation of Revenue and Results of Segments

€ millions	Q2 2015		Q2 2014	1/1- 6/30/2015		1/1- 6/30/2014
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency	Actual Currency
Total segment revenue for reportable segments	4,947	4,461	4,133	9,444	8,510	7,818
Other revenue	25	22	20	31	27	36
Adjustment for currency impact	0	489	0	0	938	0
Adjustment of revenue under fair value accounting	–2	–2	–2	–8	–8	–5
Total revenue	4,970	4,970	4,151	9,467	9,467	7,849

Total segment profit for reportable segments	1,862	1,665	1,625	3,353	2,962	2,911
Other revenue	25	22	20	31	27	36
Other expenses	–493	–442	–409	–933	–842	–792
Adjustment for currency impact	0	150	0	0	305	0
Adjustment for
Revenue under fair value accounting	–2	–2	–2	–8	–8	–5
Acquisition-related charges	–188	–188	–131	–371	–371	–261
Share-based payments expenses	–135	–135	–76	–314	–314	–124
Restructuring	–367	–367	–39	–418	–418	–54
TomorrowNow and Versata litigation	0	0	–289	0	0	–290
Operating profit	701	701	698	1,339	1,339	1,421
Other non-operating income/expense, net	–53	–53	4	–201	–201	–7
Financial income, net	–11	–11	17	–22	–22	9
Profit before tax	637	637	719	1,115	1,115	1,423

INTERIM REPORT JANUARY – JUNE 2015	45

Geographic Information

The amounts for revenue by region in the following tables are based on the location of customers.

Revenue by Region

Cloud Subscriptions and Support Revenue by Region

€ millions	Q2 2015	1/1- 6/30/2015	Q2 2014	1/1- 6/30/2014
EMEA	115	230	60	114
Americas	388	731	160	307
APJ	50	94	21	40
SAP Group	552	1,056	241	460

Cloud and Software Revenue by Region

€ millions	Q2 2015	1/1- 6/30/2015	Q2 2014	1/1- 6/30/2014
EMEA	1,743	3,312	1,583	2,976
Americas	1,684	3,193	1,241	2,372
APJ	635	1,209	533	948
SAP Group	4,062	7,715	3,357	6,296

Total Revenue by Region

€ millions	Q2 2015	1/1- 6/30/2015	Q2 2014	1/1- 6/30/2014
Germany	629	1,187	597	1,132
Rest of EMEA	1,504	2,887	1,369	2,602
EMEA	2,133	4,074	1,967	3,734
United States	1,657	3,112	1,162	2,225
Rest of Americas	413	812	384	740
Americas	2,070	3,924	1,546	2,965
Japan	152	306	134	264
Rest of APJ	616	1,163	504	886
APJ	768	1,469	638	1,149
SAP Group	4,970	9,467	4,151	7,849

(17) Related Party Transactions

Certain Executive Board and Supervisory Board members of SAP SE currently hold (or have held within the last year) positions of significant responsibility with other entities (see our 2014 Integrated Report, Notes to the Consolidated Financial Statements section, Note (30)). We have relationships with certain of these entities in the ordinary course of business whereby we buy and sell a wide variety of services and products at prices believed to be consistent with those negotiated at arm’s length between unrelated parties.

During the reporting period, we had no related party transactions that had a material effect on our business, financial position, or results in the reporting period.

For more information about related party transactions, see our 2014 Integrated Report, Notes to the Consolidated Financial Statements section, Note (31).

(18) Events After the Reporting Period

No events have occurred after June 30, 2015, which have a material impact on the Company’s consolidated financial statements.

Release of the Interim Financial Statements

The Executive Board of SAP SE approved these Consolidated Interim Financial Statements for the period ended June 30, 2015, for issuance on July 20, 2015.

46	CONSOLIDATED INTERIM FINANCIAL STATEMENTS – IFRS

RESPONSIBILITY STATEMENT

To the best of our knowledge, and in accordance with the applicable reporting principles for interim financial reporting, the interim consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the SAP-Group, and the interim Management Report of the SAP-Group includes a fair review of the development and performance of the business and the position of the SAP-Group, together with a description of the material opportunities and risks associated with the expected development of the SAP-Group for the remaining months of the financial year.

Walldorf, July 20, 2015

SAP SE

Walldorf, Baden

The Executive Board

Bill McDermott	Robert Enslin

Bernd Leukert	Luka Mucic

Gerhard Oswald

INTERIM REPORT JANUARY – JUNE 2015	47

SUPPLEMENTARY FINANCIAL INFORMATION

(UNAUDITED)

RECONCILIATION FROM NON-IFRS NUMBERS TO IFRS NUMBERS

The following tables present a reconciliation from our non-IFRS numbers (including our non-IFRS at constant currency numbers) to the respective most comparable IFRS numbers. Note: Our non-IFRS numbers are not prepared under a comprehensive set of accounting rules or principles.

	For the three months ended June 30
€ millions, unless otherwise stated	2015					2014			Change in %
	IFRS	Adj.1)	Non-IFRS1)	Currency Impact2)	Non-IFRS Constant Currency2)	IFRS	Adj.1)	Non-IFRS1)	IFRS	Non-IFRS1)	Non-IFRS Constant Currency2)
Revenue Numbers
Cloud subscriptions and support	552	2	555	–89	465	241	1	242	129	129	92
Software licenses	979	0	979	–87	891	957	0	957	2	2	–7
Software support	2,531	0	2,531	–223	2,308	2,158	1	2,160	17	17	7
Software licenses and support	3,510	0	3,510	–310	3,200	3,116	1	3,117	13	13	3
Cloud and software	4,062	2	4,065	–400	3,665	3,357	2	3,359	21	21	9
Services	908	0	908	–90	818	794	0	794	14	14	3
Total revenue	4,970	2	4,972	–489	4,483	4,151	2	4,153	20	20	8

Operating Expense Numbers
Cost of cloud subscriptions and support	–212	25	–187			–105	17	–87	>100	>100
Cost of software licenses and support	–560	73	–487			–517	66	–451	8	8
Cost of cloud and software	–772	98	–674			–621	84	–538	24	25
Cost of services	–835	45	–790			–667	35	–633	25	25
Total cost of revenue	–1,607	143	–1,464			–1,289	118	–1,171	25	25
Gross profit	3,363	145	3,508			2,862	120	2,982	18	18
Research and development	–728	80	–648			–566	35	–531	29	22
Sales and marketing	–1,314	92	–1,223			–1,049	43	–1,006	25	22
General and administration	–256	10	–246			–218	12	–206	17	19
Restructuring	–367	367	0			–39	39	0	>100	0
TomorrowNow and Versata litigation	0	0	0			–289	289	0	<-100	0
Other operating income/expense, net	3	0	3			–3	0	–3	<-100	<-100
Total operating expenses	–4,269	691	–3,578	339	–3,239	–3,453	536	–2,917	24	23	11

Profit Numbers
Operating profit	701	693	1,394	–150	1,244	698	538	1,236	1	13	1
Other non-operating income/expense, net	–53	0	–53			4	0	4	<-100	<-100
Finance income	39	0	39			47	0	47	–17	–17
Finance costs	–50	0	–50			–30	0	–30	69	69
Financial income, net	–11	0	–11			17	0	17	<-100	<-100
Profit before tax	637	693	1,330			719	538	1,257	–11	6
Income tax TomorrowNow and Versata litigation	0	0	0			76	–76	0	<-100	0
Other income tax expense	–168	–201	–369			–239	–80	–319	–30	16
Income tax expense	–168	–201	–369			–163	–156	–319	3	16
Profit after tax	469	492	960			556	382	938	–16	2
attributable to owners of parent	471	492	963			557	382	939	–15	3
attributable to non-controlling interests	–3	0	–3			–1	0	–1	>100	>100

Key Ratios
Operating margin (in %)	14.1		28.0		27.8	16.8		29.8	–2.7pp	–1.7pp	–2.0pp
Effective tax rate (in %)	26.4		27.8			22.6		25.4	3.8pp	2.4pp
Earnings per share, basic (in €)	0.39		0.80			0.47		0.79	–16	2

48	Supplementary Financial Information

	For the six months ended June 30
€ millions, unless otherwise stated	2015					2014			Change in %
	IFRS	Adj.1)	Non-IFRS1)	Currency Impact2)	Non-IFRS Constant Currency2)	IFRS	Adj.1)	Non-IFRS1)	IFRS	Non-IFRS1)	Non-IFRS Constant Currency2)
Revenue Numbers
Cloud subscriptions and support	1,056	8	1,063	–168	896	460	2	463	129	130	93
Software licenses	1,675	0	1,675	–157	1,518	1,581	0	1,581	6	6	–4
Software support	4,985	0	4,985	–440	4,545	4,255	3	4,258	17	17	7
Software licenses and support	6,660	0	6,660	–597	6,063	5,836	3	5,839	14	14	4
Cloud and software	7,715	8	7,723	–765	6,958	6,296	5	6,301	23	23	10
Services	1,751	0	1,751	–173	1,578	1,553	0	1,553	13	13	2
Total revenue	9,467	8	9,475	–938	8,537	7,849	5	7,854	21	21	9

Operating Expense Numbers
Cost of cloud subscriptions and support	–409	47	–362			–188	36	–152	>100	>100
Cost of software licenses and support	–1,103	146	–957			–1,016	126	–890	9	8
Cost of cloud and software	–1,512	193	–1,319			–1,204	162	–1,042	26	27
Cost of services	–1,654	96	–1,558			–1,321	61	–1,260	25	24
Total cost of revenue	–3,166	289	–2,877			–2,525	223	–2,302	25	25
Gross profit	6,301	297	6,598			5,324	228	5,552	18	19
Research and development	–1,451	160	–1,291			–1,116	58	–1,057	30	22
Sales and marketing	–2,568	184	–2,383			–2,016	77	–1,939	27	23
General and administration	–528	52	–476			–423	27	–396	25	20
Restructuring	–418	418	0			–54	54	0	>100	0
TomorrowNow and Versata litigation	0	0	0			–290	290	0	<-100	0
Other operating income/expense, net	3	0	3			–4	0	–4	<-100	<-100
Total operating expenses	–8,128	1,104	–7,024	634	–6,391	–6,428	729	–5,699	26	23	12

Profit Numbers
Operating profit	1,339	1,112	2,451	–305	2,146	1,421	735	2,155	–6	14	0
Other non-operating income/expense, net	–201	0	–201			–7	0	–7	>100	>100
Finance income	87	0	87			69	0	69	26	26
Finance costs	–109	0	–109			–61	0	–61	81	81
Financial income, net	–22	0	–22			9	0	9	<-100	<-100
Profit before tax	1,115	1,112	2,227			1,423	735	2,157	–22	3
Income tax TomorrowNow and Versata litigation	0	0	0			77	–77	0	<-100	0
Other income tax expense	–233	–338	–571			–409	–144	–553	–43	3
Income tax expense	–233	–338	–571			–332	–221	–553	–30	3
Profit after tax	882	775	1,657			1,090	514	1,604	–19	3
attributable to owners of parent	885	775	1,660			1,091	514	1,605	–19	3
attributable to non-controlling interests	–3	0	–3			–1	0	–1	>100	>100

Key Ratios
Operating margin (in %)	14.1		25.9		25.1	18.1		27.4	–4.0pp	–1.6pp	–2.3pp
Effective tax rate (in %)	20.9		25.6			23.4		25.6	–2.5pp	0.0pp
Earnings per share, basic (in €)	0.74		1.39			0.91		1.34	–19	3

1)

Adjustments in the revenue line items are for software support revenue, cloud subscriptions and support revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges, share-based payment expenses, restructuring expenses, as well as the TomorrowNow and Versata litigation expenses.

2)

Constant currency revenue and operating income figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

For a more detailed description of these adjustments and their limitations as well as our constant currency figures, see our Web site www.sap.com/corporate-en/investors/newsandreports/reporting-framework.epx under “Non-IFRS Measures and Estimates”.

Due to rounding, numbers may not add up precisely.

INTERIM REPORT JANUARY – JUNE 2015	49

EXPLANATION OF NON-IFRS ADJUSTMENTS

€ millions, unless otherwise stated	Q2 2015	1/1- 6/30/2015	Q2 2014	1/1- 6/30/2014
Operating profit (IFRS)	701	1,339	698	1,421
Revenue adjustments	2	8	2	5
Adjustment for acquisition-related charges	188	371	131	261
Adjustment for share-based payment expenses	135	314	76	124
Adjustment for restructuring	367	418	39	54
Adjustment for TomorrowNow and Versata litigation	0	0	289	290
Operating expense adjustments	691	1,104	536	729
Operating profit adjustments	693	1,112	538	735
Operating profit (Non-IFRS)	1,394	2,451	1,236	2,155

Due to rounding, numbers may not add up precisely.

50	Supplementary Financial Information

REVENUE BY REGION

The following tables present our IFRS and non-IFRS revenue by region based on customer location. The tables also present a reconciliation from our non-IFRS revenue (including our non-IFRS revenue at constant currency) to the respective most comparable IFRS revenue.

Note: Our non-IFRS revenues are not prepared under a comprehensive set of accounting rules or principles.

	For the three months ended June 30
€ millions	2015					2014			Change in %
	IFRS	Adj.1)	Non-IFRS1)	Currency Impact2)	Non-IFRS Constant Currency2)	IFRS	Adj.1)	Non-IFRS1)	IFRS	Non-IFRS1)	Non-IFRS Constant Currency2)
Cloud subscriptions and support revenue by region
EMEA	115	0	115	–12	104	60	0	60	93	94	74
Americas	388	2	390	–72	318	160	1	162	142	141	96
APJ	50	0	50	–6	44	21	0	21	137	138	111
Cloud subscriptions and support revenue	552	2	555	–89	465	241	1	242	129	129	92

Cloud and software revenue by region
EMEA	1,743	0	1,743	–52	1,691	1,583	1	1,584	10	10	7
Americas	1,684	2	1,686	–284	1,403	1,241	2	1,243	36	36	13
APJ	635	0	635	–64	571	533	0	532	19	19	7
Cloud and software revenue	4,062	2	4,065	–400	3,665	3,357	2	3,359	21	21	9

Total revenue by region
Germany	629	0	629	–1	628	597	0	597	5	5	5
Rest of EMEA	1,504	0	1,504	–63	1,441	1,369	1	1,370	10	10	5
Total EMEA	2,133	0	2,133	–64	2,069	1,967	1	1,967	8	8	5
United States	1,657	2	1,659	–317	1,342	1,162	2	1,163	43	43	15
Rest of Americas	413	0	413	–31	381	384	0	384	7	7	–1
Total Americas	2,070	2	2,072	–349	1,723	1,546	2	1,547	34	34	11
Japan	152	0	152	–6	146	134	0	134	13	13	9
Rest of APJ	616	0	616	–70	545	504	0	504	22	22	8
Total APJ	768	0	768	–77	691	638	0	638	20	20	8
Total revenue	4,970	2	4,972	–489	4,483	4,151	2	4,153	20	20	8

INTERIM REPORT JANUARY – JUNE 2015	51

	For the six months ended June 30th
€ millions	2015					2014			Change in %
	IFRS	Adj.1)	Non-IFRS1)	Currency Impact2)	Non-IFRS Constant Currency2)	IFRS	Adj.1)	Non-IFRS1)	IFRS	Non-IFRS1)	Non-IFRS Constant Currency2)
Cloud subscriptions and support revenue by region
EMEA	230	1	231	–23	208	114	0	114	103	103	83
Americas	731	7	738	–133	605	307	2	309	138	138	96
APJ	94	0	94	–12	82	40	0	40	137	137	108
Cloud subscriptions and support revenue	1,056	8	1,063	–168	896	460	2	463	129	130	93

Cloud and software revenue by region
EMEA	3,312	1	3,314	–88	3,225	2,976	2	2,978	11	11	8
Americas	3,193	7	3,200	–547	2,652	2,372	3	2,375	35	35	12
APJ	1,209	0	1,210	–129	1,081	948	0	948	28	28	14
Cloud and software revenue	7,715	8	7,723	–765	6,958	6,296	5	6,301	23	23	10

Total revenue by region
Germany	1,187	0	1,187	–2	1,185	1,132	0	1,132	5	5	5
Rest of EMEA	2,887	1	2,888	–110	2,778	2,602	1	2,604	11	11	7
Total EMEA	4,074	1	4,075	–112	3,963	3,734	2	3,736	9	9	6
United States	3,112	6	3,119	–583	2,536	2,225	3	2,228	40	40	14
Rest of Americas	812	0	812	–87	725	740	0	740	10	10	–2
Total Americas	3,924	7	3,931	–670	3,261	2,965	3	2,968	32	32	10
Japan	306	0	307	–15	292	264	0	264	16	16	11
Rest of APJ	1,163	0	1,163	–142	1,021	886	0	886	31	31	15
Total APJ	1,469	0	1,469	–156	1,313	1,149	0	1,150	28	28	14
Total revenue	9,467	8	9,475	–938	8,537	7,849	5	7,854	21	21	9

1)

Adjustments in the revenue line items are for software support revenue, cloud subscriptions and support revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules.

2)

Constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

For a more detailed description of these adjustments and their limitations as well as our constant currency figures, see our Web site www.sap.com/corporate-en/investors/newsandreports/reporting-framework.epx under “Non-IFRS Measures and Estimates”.

Due	to rounding, numbers may not add up precisely.

52	Supplementary Financial Information

MULTI-QUARTER SUMMARY

(IFRS AND NON-IFRS)

€ millions, unless otherwise stated	Q1 2014	Q2 2014	Q3 2014	Q4 2014	TY 2014	Q1 2015	Q2 2015
Revenue Numbers
Cloud subscriptions and support (IFRS)	219	241	277	349	1,087	503	552
Revenue adjustment1)	1	1	1	10	14	6	2
Cloud subscriptions and support (non-IFRS)	221	242	278	360	1,101	509	555
Software licenses (IFRS = non-IFRS)	623	957	951	1,867	4,399	696	979
Software support (IFRS)	2,097	2,158	2,232	2,342	8,829	2,454	2,531
Revenue adjustment1)	2	1	1	1	5	0	0
Software support (non-IFRS)	2,098	2,160	2,233	2,343	8,834	2,454	2,531
Software licenses and support (IFRS)	2,720	3,116	3,184	4,209	13,228	3,150	3,510
Revenue adjustment1)	2	1	1	1	5	0	0
Software licenses and support (non-IFRS)	2,722	3,117	3,185	4,210	13,233	3,150	3,510
Cloud and software (IFRS)	2,939	3,357	3,461	4,558	14,315	3,653	4,062
Revenue adjustment1)	3	2	2	12	19	6	2
Cloud and software (non-IFRS)	2,942	3,359	3,463	4,570	14,334	3,659	4,065
Services (IFRS = non-IFRS)	759	794	793	899	3,245	844	908
Total revenue (IFRS)	3,698	4,151	4,254	5,458	17,560	4,497	4,970
Revenue adjustment1)	3	2	2	12	19	6	2
Total revenue (non-IFRS)	3,701	4,153	4,256	5,469	17,580	4,502	4,972
Operating profit (IFRS)	723	698	1,157	1,753	4,331	638	701
Revenue adjustment1)	3	2	2	12	19	6	2
Expense adjustment1)	193	536	196	362	1,288	413	691
Operating profit (non-IFRS)	919	1,236	1,355	2,127	5,638	1,056	1,394
Operating margin (IFRS, in %)	19.5	16.8	27.2	32.1	24.7	14.2	14.1
Operating margin (non-IFRS, in %)	24.8	29.8	31.8	38.9	32.1	23.5	28.0
Effective tax rate (IFRS, in %)	24.1	22.6	26.5	24.5	24.7	13.6	26.4
Effective tax rate (non-IFRS, in %)	25.9	25.4	27.7	25.5	26.1	22.3	27.8
Earnings per share, basic (IFRS, in €)	0.45	0.47	0.74	1.10	2.75	0.35	0.39
Earnings per share, basic (non-IFRS, in €)	0.56	0.79	0.84	1.31	3.50	0.58	0.80

INTERIM REPORT JANUARY – JUNE 2015	53

€ millions, unless otherwise stated	Q1 2014	Q2 2014	Q3 2014	Q4 2014	TY 2014	Q1 2015	Q2 2015
Net cash flows from operating activities	2,352	223	507	416	3,499	2,366	410
Purchase of intangible assets and property, plant, and equipment (without acquisitions)	–130	–174	–168	–265	–737	–139	–137
Free cash flow	2,222	49	339	151	2,762	2,227	273

Deferred cloud subscriptions and support revenue (IFRS, quarter end)	451	445	498	689	689	794	789

Days’ sales outstanding (DSO, in days)2)	63	64	65	65	65	67	68
Headcount (quarter end)3)	66,750	67,651	68,835	74,406	74,406	74,551	74,497
Employee retention (in %, rolling 12 months)	93.4	93.5	93.3	93.5	93.5	93.3	92.6
Women in management (in %, quarter end)	20.9	21.1	21.3	22.4	22.4	22.3	22.9
Greenhouse gas emissions (in kilotons)	120	140	125	115	500	145	125

1)

Adjustments in the revenue line items are for software support revenue, cloud subscriptions and support revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges, share-based payment expenses, restructuring expenses, as well as the TomorrowNow and Versata litigation expenses.

For a more detailed description of these adjustments and their limitations as well as our constant currency figures, see our Web site www.sap.com/corporate-en/investors/newsandreports/reporting-framework.epx under “Non-IFRS Measures and Estimates”.

2)

Days’ Sales Outstanding measures the length of time it takes to collect receivables. SAP calculates DSO by dividing the average invoiced accounts receivables balance of the last 12 months by the average monthly sales of the last 12 months.

3)	In full-time equivalents

Due to rounding, numbers may not add up precisely.

54	Supplementary Financial Information

ADDITIONAL INFORMATION

Financial Calendar

October 20, 2015

Third-quarter earnings release, telephone conference

January 22, 2016

Fourth-quarter and full-year 2015 preliminary earnings release, telephone conference

Investor Services

Additional information about this interim report is available online at www.sap.com/investors, including the official press release, a presentation about the quarterly results, and a recording of the conference call for financial analysts.

The “Financial Reports” tab under “Financial News and Reports” contains the following publications:

•	The 2014 Integrated Report (IFRS, www.sapintegratedreport.com)

•	The 2014 Annual Report (IFRS, PDF)

•	The 2014 Annual Report 20-F (IFRS, PDF)

•	The 2014 SAP SE Statutory Financial Statements and Review of Operations (HGB, German only, PDF)

•	Interim reports (IFRS, PDF)

•	XBRL versions of the Annual and Interim Reports

You can also read SAP’s annual and interim reports on an iPad. The free and interactive app Publications is now available in the App Store.

www.sap.com/corporate-en/investors is also the place to look for in-depth information about stock, debt, and corporate governance; financial and event news; and various services designed to help investors find the information they need fast (see “Investor Services”). These include our free SAP INVESTOR magazine (www.sap-investor.com), an e-mail and text message news service, and a Twitter feed.

Print versions of the reports listed above can be ordered by phone, e-mail, or online. The SAP Integrated Report is only available online.

You can reach us by phone at +49 6227 7-67336, send a fax to +49 6227 7-40805, or e-mail us at investor@sap.com.

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Imprint

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Corporate Financial Reporting

Published on July 21, 2015

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INTERIM REPORT JANUARY – JUNE 2015	55

GROUP HEADQUARTERS
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